NEW/HUDBAY

DRIVING LONG-TERM VALUE AT HUDBAY



- ✖ Hudbay Suffers from a Culture of Entrenchment and a Track Record of Poor Decision-Making that have Destroyed Shareholder Value
- ✖ Hudbay is at an Inflection Point and Desperately Requires Effective Strategic Thinking and Fresh Professional Perspectives on the Board to Ensure the Best Interests of all Shareholders are Represented
- ✔ Our Nominees are Fully Independent of Waterton, have Impeccable Credentials and Possess the Relevant, Diverse and Global Experience to Help Improve Strategic Oversight to Create Long-Term Shareholder Value
- ✔ Urge Shareholders to Elect Five Independent, Highly-Qualified Director Candidates to the Board: A.E. Michael Anglin, Peter Kukielski, Richard Nesbitt, Daniel Muñiz Quintanilla and David Smith

VOTE ON THE BLUE PROXY TODAY | **NEWHUDBAY.COM**

For questions or assistance, please contact Kingsdale Advisors, toll-free in North America at **1-888-518-1563**, outside North America **1-416-867-2272**, or by email at **contactus@kingsdaleadvisors.com**.

HUDBAY'S SHAREHOLDERS DESERVE AN UPGRADE AT THE BOARD LEVEL

VOTE ON THE BLUE PROXY TODAY TO END PATTERN OF VALUE DESTRUCTION

HUDBAY'S CURRENT BOARD HAS OVERSEEN A PERIOD OF SUSTAINED VALUE DESTRUCTION

Hudbay Minerals Inc. ("Hudbay" or the "Company") has chronically underperformed its peers, resulting in abysmal total shareholder returns ("TSR"). Relative TSR under the tenures of Chairman Alan R. Hibben, director Kenneth G. Stowe, and director Igor A. Gonzales (collectively, the "Withhold Group"), prior to our public involvement, have been -131%, -88% and -75%, respectively.[1]



Hudbay TSR Relative to Peers Median
1-Year
3-Year
5-Year
Hibben Tenure
After Waterton Involvement
(35%)
(66%)
(71%)
(131%)
55%
Hudbay TSR Relative to Proxy Peers Median
1-Year
3-Year
5-Year
Hibben Tenure
After Waterton Involvement
(19%)
(45%)
(26%)
(93%)
56%
Hudbay TSR Relative to S&P/TSX Global Base Metals Index
1-Year
3-Year
5-Year
Hibben Tenure
After Waterton Involvement
(36%)
(50%)
(47%)
(24%)
53%
Hudbay TSR Relative to S&P/TSX Composite Index
1-Year
3-Year
5-Year
Hibben Tenure
After Waterton Involvement
(41%)
(14%)
(69%)
(122%)
56%

THIS ENTRENCHED BOARD HAS NOW RESORTED TO MAKING MATERIAL MISSTATEMENTS IN ITS PROXY MATERIALS, ONLY TO SURREPTITIOUSLY REMOVE SUCH MISSTATEMENTS AFTER THE FACT WITHOUT NOTIFYING SHAREHOLDERS

Hudbay's management information circular and accompanying materials were rife with misleading statements and blatant mistruths, some of which the Company has now surreptitiously corrected without broadly notifying shareholders. The Board lied and then tried to sweep their lies under the rug. This utter lack of integrity or regard for honest communication with shareholders is generally more associated with small and micro capitalization companies and it is no coincidence the majority of the Withhold Group's board experience is at those types of companies—in fact, for Chairman Hibben, Hudbay is the largest public company board on which he has served.

HUDBAY IS AT A STRATEGIC INFLECTION POINT AND MUST THINK STRATEGICALLY TO AVOID REPEATING PAST MISSTEPS

The Board's lack of relevant experience and strategic expertise is the key reason for Hudbay's myopic operational mentality, as it only permits them to see the tip of the iceberg. Their "build for the sake of building" approach, without addressing key strategic issues, could sink the Company and destroy immense shareholder value, similar to the Company nearing insolvency and almost defaulting on its debt covenants in 2016 after building Constancia.



WITHHOLD
VOTE FOR
Alan Hibben
Kenneth Stowe
Igor Gonzales
Richard Nesbitt
Peter Kukielski
Daniel Muñiz
Relative TSRs While at Hudbay
-131%
-88%
-75%
CHRONIC UNDERPERFORMANCE
GLOBAL PUBLIC COMPANY EXPERIENCE
Average Market Capitalization for Board and C-Suite Roles ($ millions)
$263
$490
$4,106
$20,709
$10,784
$29,026
Alan Hibben
Kenneth Stowe
Igor Gonzales
Richard Nesbitt
Peter Kukielski
Daniel Muñiz

AN URGENT UPGRADE IS NEEDED AT BOARD LEVEL – SHAREHOLDERS FACE A CLEAR CHOICE

The addition to the Board of our five independent director nominees is necessary to effect a marked change in Boardroom dynamics. The Company desperately requires adult supervision and our nominees' professionalism, strategic thinking and expertise.

Hudbay's shareholders should not be deprived of this unique opportunity to materially upgrade its Boardroom with institutional-grade talent. In addition to our nominees A.E. Michael Anglin and David Smith who have been included on Hudbay's Board slate, our nominees Richard Nesbitt, Peter Kukielski and Daniel Muñiz Quintanilla, on objective measure of merit and experience, are just that – a material upgrade.

VOTE FOR CHANGE ON THE BLUE PROXY TODAY

---

1. *As at October 4, 2018 (day before Waterton first issued a public letter to Hudbay's Board of Directors), since the director was appointed to the Hudbay Board*
2. *Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper*
3. *Proxy peers are selected by Hudbay and include Antofagasta, Capstone, First Quantum, Imperial Metals, Lundin, Oz Minerals, Nevsun, Turquoise Hill*
4. *Since March 23, 2009 (appointment of Alan R. Hibben, current Chairman, to Hudbay's Board of Directors)*
5. *Since October 4, 2018 (day before Waterton first issued a public letter to Hudbay's Board of Directors)*
6. *Calculated by averaging the market capitalizations of all the companies each person has served as C-Suite or board member, as at end of tenure, excluding Hudbay*

WATERTON
GLOBAL RESOURCE MANAGEMENT

April 15, 2019

Dear Hudbay Shareholders,

Waterton Global Resource Management, Inc. on behalf of itself and each of Waterton Mining Parallel Fund Offshore Master, LP and Waterton Precious Metals Fund II Cayman, LP (collectively, "**Waterton**", "**we**" or "**our**"), owns 12.09% of the issued and outstanding common shares of Hudbay Minerals Inc. ("**Hudbay**" or the "**Company**") (TSX: HBM) (NYSE: HBM), making us the Company's second largest shareholder. Waterton is seeking your support to elect a minority slate of five highly-qualified and experienced independent director candidates (the "**Waterton Nominees**") to the Company's board of directors (the "**Board**") at the Company's Annual and Special Meeting of Shareholders to be held on Tuesday, May 7, 2019 at 10:00 a.m. (the "**Meeting**").

The Waterton Nominees are fully independent of Waterton, have impeccable credentials and possess the relevant, diverse and global experience to help fix the broken culture of Hudbay's current Board by providing much-needed oversight of strategy and capital allocation in order to create long-term shareholder value at the Company.

Throughout our public engagement with Hudbay, Waterton has sought to keep the campaign focused on the facts. We have not made things personal. Consistently, we have backed up our assertions with data and clearly stated our intentions – which are to drive long-term share price appreciation for all Hudbay shareholders.

In contrast, the approach taken by the Company in its recent Management Information Circular dated April 5, 2019 (the "**Hudbay Circular**") clearly falls short of even the most basic standards of professionalism. Waterton is shocked and disappointed that a Chairman and Board of a ~$2 billion market capitalization company would conduct themselves in such a childish manner, including by spending shareholder money on creating such a document.

The approach taken by the Company in the Hudbay Circular confirms for us what we previously believed: adult supervision from serious professionals is required at Hudbay. Evidently, the Company is on the wrong side of the facts, and so certain factions of the Board have resorted to desperate measures, vitriol and scattershot arguments to maintain their entrenchment. We will continue to focus on the facts.

<u>Focus on the Facts: The Coverup is Always Worse than the Crime</u>

The manner in which Hudbay has elected to conduct itself in this proxy contest has been increasingly unprofessional and disappointing. However, there is a stark difference between running an aggressive campaign and running a deceitful one. It's a bright line. And it's a line that Hudbay has crossed.

The Hudbay Circular and accompanying materials were rife with misleading statements, inaccuracies and blatant mistruths. But there was one accusation made against Waterton that stood out, both for its seriousness and the fact that it was such a galling lie. On page 32 of the investor presentation Hudbay released concurrently with the Hudbay Circular, the Company argues that Waterton has had a negative impact on Hudbay's share price. The page states that "WATERTON MADE ~60% OF ITS PURCHASES AFTER DRIVING HUDBAY'S SHARE PRICE DOWN." Hudbay then stated that a "Bloomberg Article Seeded by Waterton" artificially manipulated Hudbay's share price in order for Waterton to purchase shares at a discount and increase Waterton's ownership position. The article in question was the October 4, 2018 Bloomberg article regarding Hudbay's deal talks with Mantos Copper.

Just to summarize: Hudbay and its Board accused its second largest shareholder of market manipulation – a serious allegation against any institutional investor.

Note that in our description we used the past tense of the word "accused." That is because at some point last week Hudbay surreptitiously updated its presentation. In the new version, the words "seeded by Waterton" have been removed from the sentence referring to the Bloomberg report. Even though this alleged action by Waterton had been positioned in the

previous version as the smoking gun for the entire argument that Waterton had manipulated Hudbay's share price, the rest of the page remains unchanged.

It is not surprising that investors would not have been aware of this highly significant alteration to Hudbay's materials, as there was no refiling, noted correction, or any other form of disclosure around the event.

Clearly Hudbay lied. The fact that the Company and the Board then tried to sweep their baseless accusation under the rug without any public disclosure, well after virtually all its investors would have reviewed Hudbay's proxy materials, demonstrates an utter lack of integrity or regard for honest communication with shareholders. In our view, all of Hudbay's current directors are responsible for this error in judgement and the subsequent coverup. Waterton intends to immediately take the necessary legal steps to ensure that shareholders are given the truth.

In addition to this surreptitious conduct, Hudbay also attempted to discredit Mr. Nesbitt, Mr. Kukielski and Mr. Muñiz in their proxy materials through patently false and grossly misleading information.

Focus on the Facts: Hibben, Stowe and Gonzales are requesting to be in the Boardroom, Waterton is not

In the Hudbay Circular, the Company makes a number of irresponsible and misleading statements about Waterton's investment track record and specific investments. Waterton is a top performing private equity fund with an institutional, multi-disciplinary, platform and it is widely accepted in the market that we are one of the most successful investment firms in the mining sector. To be clear, we are a private investment firm and the Company does not have visibility into our complete investment portfolio.

Hudbay seemingly spent copious amounts of time on Google gathering inaccurate, fragmented and largely irrelevant data points in an effort to mislead shareholders about our investment track record. Hudbay conveniently forgot to mention that our return on our Hudbay investment is 61% and that ~$750 million of value has been created for our fellow shareholders. While we are proud of this performance, we would once again like to reiterate that Waterton's track record is not relevant to this campaign. All of the Waterton Nominees are entirely independent of Waterton and Waterton will not be in the boardroom.

Chairman Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales, however, are requesting to be in the Boardroom and their judgement and track record is relevant. Let's consider each of their performance: Chairman Hibben and Mr. Stowe have served on the Board in conjunction with the current CEO, CFO and COO being in senior management roles for nearly a decade and Mr. Gonzales has done the same for more than half a decade, during which time an incredible amount of shareholder value has been destroyed. Total shareholder returns ("**TSR**") relative to its peers ("**Peers**")[1] during the tenures of Chairman Hibben, Mr. Stowe, and Mr. Gonzales, prior to our public involvement, were -131%, -88% and -75%, respectively. There is no hiding or explaining away this fact. For Board refreshment to be meaningful and effective, Hudbay's nomination of three new directors out of an 11-person Board slate is not enough in light of the level of entrenchment, poor judgement and value destruction that has occurred under this Board.

Focus on the Facts: This Entrenched Board is Yet Again Ignoring the Views of Holders of Approximately 30% of Its Shares

On the morning of April 3, 2019, Waterton submitted what was its second term sheet (the "**April Term Sheet**") to Chairman Hibben that set forth a settlement proposal supported by holders of approximately 30% of Hudbay's shares. Waterton and the Company had a meeting scheduled for April 4, 2019. Our intentions were to discuss the supported settlement proposal with Chairman Hibben and director Sarah Kavanaugh at the meeting and progress negotiations on the April Term Sheet in the days following, as the Company had until mid-April to issue its circular.

During this meeting, once again, we found Chairman Hibben to be dismissive. Chairman Hibben conveyed that he would discuss the proposal with the remainder of the Board and revert with feedback. We took his words at face value.

[1] Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper

The very next day, Mr. Hibben requested a call with Waterton at 10:45 a.m. and on that call indicated that the Company would be rejecting the supported settlement. Mr. Hibben did not provide any feedback or a counter proposal. Less than two hours after the call ended, the Company issued the Hudbay Circular and other proxy-related materials.

From Waterton's perspective, we believe the April 4 meeting was merely a charade on the part of Hudbay to create the optics of engagement. The fact that the Company had a press release, presentation, and its circular ready to go – replete with over the top attacks and false accusations against Waterton and our Waterton Nominees – in our minds demonstrates that they had no interest in a true negotiation. In fact, the Board's bad faith approach to negotiations has been a consistent theme. In November 2018, when Waterton first engaged in settlement discussions with the Company and owned approximately 8% of the Company, Chairman Hibben offered Waterton 2 of 10 Board seats. In April 2019, despite Waterton now owning approximately 12% of the Company and having ~30% Shareholder support for a settlement proposal, Chairman Hibben offered us 2 of 11 seats, a nonsensical downgrade from his original position. Ultimately, the Board, under the leadership of Chairman Hibben, has shown itself much more adept at entrenchment maneuvers and gamesmanship than at doing what's right for shareholders.

Focus on the Facts: Hudbay is at a Critical Inflection Point

Hudbay is at a strategic inflection point and the upcoming quarters for the Company will not be about picking low-hanging operational fruit – which is the extent of what the Company has done to date. In fact, we believe that the current Hudbay simply builds for the sake of building – without regard for the critical issue of how shareholder returns are impacted by its operational decisions. Put another way, the Company's focus on operational issues is tantamount to seeing only the tip of the iceberg. The Board does not have the experience or the skillset needed to see the issues which constitute the rest of the iceberg below the surface – issues which could sink the Company and destroy even more shareholder value, similar to the Company nearing insolvency and almost defaulting on debt covenants in 2016 after building Constancia. And this is the fundamental difference between the "strategy" of the incumbent Board and the meaningful strategy that the Waterton Nominees would implement: the incumbent Board just takes the next operational step because it's there, the Waterton Nominees would keenly consider long-term shareholder value before taking any step.

At this critical moment, the Company must resolve key strategic issues and make transformational decisions. These include:

- The appropriate mix of assets from a portfolio construction perspective;
- The future of its Manitoba Business Unit;
- The construction of the Rosemont project which Hudbay estimates has a capex of $1.9 billion;
- The appropriate joint venture partner and ownership structure for Rosemont;
- The appropriate financing strategy for Rosemont; and
- Land and community matters at Constancia.

Hudbay now requires a significant change at the Board level to ensure that once the pressure is off, the value that has been created since Waterton's involvement continues to grow over the long-term. We believe if meaningful change is not made immediately, Hudbay will revert to its characteristic myopic short-term thinking and poor capital allocation decision-making, something it can ill afford to do at this critical moment.

The Company needs sufficient additional bench-strength in the Boardroom that will:

- Make strategic decisions with a view toward creating long-term shareholder value;
- Allocate capital based on predefined hurdles and as a part of a holistic strategy; and
- End the culture of entrenchment and introduce meaningful accountability.

Lack of Strategic Thinking and Poor Capital Allocation: The Constancia Precedent

The Company's current Board has a terrible track record when it comes to analyzing and executing on key strategic matters. Note that Constancia was built under the oversight of a significant proportion of the current Board. To this day, the Board and C-Suite repeatedly reference building Constancia as their biggest "win". Let's factually review what happened to this Company when Constancia was built under this Board's oversight.

Yes, the Company built a mine. But, in the process the Board turned a company with a market capitalization of close to $2 billion into a $380 million dollar company, loaded its balance sheet with debt and took Hudbay to the brink of insolvency, as it was in jeopardy of breaching its debt covenants. As noted by sell-side analysts, "Hudbay [faced] potential debt covenant breaches"[2] and they were "basically betting their market cap on one mine."[3]

After Hudbay built Constancia, the Company's debt-to-equity ratio was approximately three times greater than its Peers.[4] It was the Board's judgement on when to build, how to finance and other key strategic factors that took Hudbay to the brink of insolvency. We now have a strikingly similar situation to that of 2012. In recent months and weeks, Hudbay has made it abundantly clear to the market that its intention is to construct Rosemont, and it has initiated preliminary construction activities. But Hudbay today is in a far worse cash and debt position relative to April 2012, with a similar market capitalization and facing a greater capex requirement.

It is time to rein in this Company's reckless behaviour. The reality is the Company is in "build for the sake of building" mode and there's little long-term strategic foresight dictating the decisions around Rosemont.

Lack of Strategic Thinking and Poor Capital Allocation: The Mantos Deception

On October 4, 2018, Bloomberg reported that Hudbay was in talks to buy Mantos Copper SA for ~$780 million, a project with a ~$990 million follow-on capital requirement, according to Bloomberg. Following the report, Hudbay's share price fell 7.9% intraday. Waterton vocally opposed the acquisition because of the Company's existing capital requirements, its then discounted valuation and its need to focus on its own operational issues. To put this into perspective, according to the Bloomberg article, Hudbay was pursuing a transaction that could have resulted in ~$4.2 billion of existing debt obligations and potential capital requirements, while the Company's market capitalization was only $1.25 billion.

In the months following the Bloomberg article, Hudbay has been evasive with respect to its statements on Mantos and has not categorically denied that it was in the late stages of pursuing the transaction. Was it one of the last parties left in the process? Was it negotiating with the seller in late stage exclusive negotiations? Were purchase agreements going back and forth? Was the proposed purchase price ~$780 million? The Company will not say – and that is problematic in light of the alarming deterioration of Hudbay's share price resulting from this article and the chorus of Shareholder concern about the potential acquisition.

Never mind the issue of dealing with the Company's shareholders truthfully and transparently, the issue of whether the Company was in the late stages of a Mantos deal is critical because it goes to a key question: does this Board have the strategic judgement to create long-term shareholder value? If the Company was indeed pursuing the Mantos transaction, a deal that would have massively destroyed shareholder value, shareholders should know that before they cast their vote at the Meeting.

Focus on the Facts: More Change is Needed

Hudbay is speaking out of both sides of its mouth. On the one hand it is *impugning* Waterton's motives, judgment and slate of nominees, while on the other hand effectively *endorsing* our judgment by selecting two of our nominees to add to its slate of director candidates. As we have stated all along, A.E. Michael Anglin and David Smith would be remarkable additions to the Hudbay Boardroom.

The reality is, however, that changing over two director seats, mitigated by the expansion of the Board to 11 members and the addition of another Hudbay-selected director, does not constitute the level of change that is desperately needed. This amount of change is *dangerously* insufficient for three reasons: (1) the entrenchment in the Hudbay Boardroom and C-Suite goes back nearly a decade, (2) the Board would still be lacking key skills and expertise that are necessary to create long-term shareholder value, and (3) there is a systemic lack of accountability at the Board, as evidenced by, among

[2] Canaccord Genuity, January 14, 2016.
[3] Quote by George Topping at Stifel Nicolaus, The Globe & Mail, "HudBay bets big with Constancia project as rivals pull back," March 7, 2013.
[4] FactSet. As of December 31, 2015; debt defined as short-term debt and long-term debt; equity defined as market capitalization as of December 31, 2015.

other things, Hudbay's 2018 Corporate Scorecard where the Board awarded management a score of 93.5/100 despite Shareholders having lost 42% on their investment.

Waterton believes that substantial changes must still be made to the Hudbay Board to give shareholders the comfort that the change and proper oversight needed at Hudbay can be effective. That is why we continue to advocate for the election of three additional director nominees, beyond Mr. Anglin and Mr. Smith. We believe that the addition – in total – of five of our nominees will effect a marked change in the dynamics in the Boardroom at the Company and help drive improvements in strategy and to end the current culture of entrenchment. By refreshing the Board with five Waterton Nominees, we believe the Company will have the necessary strategic oversight, capital allocation discipline, accountability to hold management to account and, importantly, institutional-grade professionalism. In these specific circumstances, we are willing to provide the current CEO with a full and fair opportunity to demonstrate his capabilities. We also note that five directors would constitute a *minority* of what will be an 11-member Board. To be clear, we are no longer asking for control of the Board.

Hudbay's shareholders should not be deprived of this unique opportunity to materially upgrade its Boardroom with institutional-grade talent. In addition to our nominees A.E. Michael Anglin and David Smith who have been included on Hudbay's Board slate, our nominees Richard Nesbitt, Peter Kukielski and Daniel Muñiz Quintanilla, on objective measure of merit and experience, are just that – a material upgrade. Why shouldn't our Company have the best of the best in the Boardroom, particularly now that each of these professionals are ready and willing to engage?

Waterton's Highly-Qualified, Independent Nominees – Upgraded and Needed Oversight

The Waterton Nominees have the required skills, fresh perspectives, and expertise the Company's Board and management team sorely need. As highlighted below, each Waterton Nominee fulfills the immediate experience sorely needed at the current, flawed and entrenched Board. The Waterton Nominees' backgrounds and credentials can be found in Waterton's information circular accompanying this letter under "Matters to be Acted Upon at the Meeting – Waterton Nominee Profiles" and on our website at www.NewHudbay.com.

Director	Proposed Role	Expertise Requirement
A.E. Michael Anglin	Independent Director	✓ Construction & Operation of Large-Scale Copper Projects
Peter Kukielski	Independent Director	✓ Proven Leadership & Relevant Track Record with Strategic Partnerships
Richard Nesbitt	Independent Director	✓ Corporate Governance & Accountability
Daniel Muñiz Quintanilla	Independent Director	✓ Board & C-Suite Experience at South America's largest mining projects
David Smith	Independent Director	✓ Capital Allocation & Project Finance Expertise

The Waterton Nominees not only have the experience to move Hudbay forward, they also have a strategy to deliver long-term shareholder value. If elected, the Waterton Nominees are in a position to help execute this strategy starting immediately after the Meeting, including:

- Accountability: Ensure management is held to account and fully aligned with shareholders.
- Corporate Governance: Implement best governance standards and practices based on a culture of transparency and professionalism.
- Portfolio Optimization: Require a holistic portfolio review and a strategic optimization plan for the assets to maximize long-term shareholder value.
- Capital Allocation & Balance Sheet: Demand a comprehensive capital allocation strategy with a focus on return on invested capital.
- Performance: Ensure management delivers on transparent and value accretive performance objectives.

A Simple Choice:

We believe that stacking up the experience and expertise of the Waterton Nominees against those of Hudbay's incumbent directors paints an incredibly clear picture. Hudbay can grasp at straws all it wants to try to portray its directors as experienced leaders, but shareholders will not be fooled. The bottom line is that incumbent directors Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales, have had their chance to exercise responsible oversight of Hudbay's governance and strategy – and they have not been effective in doing so. In contrast, our Waterton Nominees are better positioned on every count to push for the change that is desperately needed at the Company. We believe that shareholders should not be deprived of this rare opportunity to have Board members with such impressive and relevant experience and expertise.

The facts speak for themselves:

Waterton Nominees	Hudbay Nominees
Richard Nesbitt *Seasoned Leader* ✓ Has led some of Canada's largest and most important institutions and has executed some of the country's most seminal corporate transactions ✓ Track record of creating immense shareholder value, as demonstrated by his 487% TSR as President, CEO and board member of the TSX Group and his 122% TSR as COO of CIBC, and Chairman and CEO of CIBC World Markets ✓ During Mr. Nesbitt's tenure as COO of CIBC and Chairman and CEO of CIBC World Markets, CIBC's share price increased from $67 to $107, and the market capitalization increased by $12 billion ✓ Other leadership roles include President and CEO of HSBC Securities (Canada) Inc. and President and CEO of the Global Risk Institute	**Alan Hibben** ✗ Track record of destroying shareholder value, as demonstrated by the abysmal TSRs at the majority of companies he's served on the board of, including Pinetree Capital -50%, DHX Media -53%, Discovery Air -81%, Peace Arch -92% and Home Capital 169% ✗ Since 2009, he has collected approximately C$2 million in compensation at Hudbay for his service on the Board, despite the Company's TSR of -131% relative to its Peers ✗ Primary board experience is serving on micro-cap and small-cap company boards ✗ Hudbay is the largest company board that Mr. Hibben has served on in his entire public company boardroom career, approximately seven times larger than the average company size in Mr. Hibben's board history ✗ Has not held a C-Suite role in a publicly traded company
Peter Kukielski *Superior Mining Experience* ✓ Track record of creating immense shareholder value, as demonstrated by his 25% TSR while a board member of South32 (a ~$10 billion market capitalization mining company) and his 93% TSR at Nevsun (a diversified mid-tier mining company as at the end of his tenure) as the CEO and executive board member ✓ 30+ years of extensive global experience within the base metals, precious metals and bulk materials sectors ✓ Oversaw global operations for companies such as BHP Billiton, Teck Resources, ArcelorMittal, Falconbridge ✓ Named CEO of the Year at Mines and Money in 2018	**Kenneth Stowe** ✗ Track record of destroying shareholder value at the companies where he served as an independent board member, including Klondex -55%, Fire River -60%, Zenyatta Ventures-61%, Alamos -63% and Centenario -78% ✗ Has gained the majority of his boardroom experience serving on small-cap and micro-cap mining company boards ✗ Has not held a C-Suite position in a major mining company ✗ As a result of his limited experience serving on the Board of or holding C-Suite positions at major mining companies, Mr. Stowe brings a small company mentality to the Hudbay Boardroom

✓ As CEO of ArcelorMittal's mining division, grew that business unit so much that it began being reported separately and came to represent ~30% of the company's EBITDA	
Daniel Muñiz Quintanilla *Superior South American Experience* • Has a track record of creating immense long-term shareholder value, as demonstrated by his 376% TSR at Grupo Mexico (serving as CFO and executive board member for ten years) and his 86% TSR at Southern Copper (serving as Executive Vice President and executive board member for ten years). Southern Copper's operations are significantly more complex, and its market cap (~$32 billion) is significantly larger (>15x larger), than Hudbay's • Was critical in establishing a capital allocation and execution strategy to increase production at Southern Copper and Grupo Mexico by 81% and 86%, respectively, and increasing the market capitalization by $3.3 billion and $11.0 billion, respectively • Great addition to the Hudbay Board, bringing to bear his executive experience in South America, prudent approach to capital allocation, his focus on profitability and his knowledge and track-record of community engagement in Peru	**Igor Gonzales** ✗ As CEO of Sierra Metals, a base metals company operating in South America, he is extremely distracted by the following factors: (i) Sierra Metals is undergoing an expansion at all three of its core operating mines in 2019, (ii) Sierra Metals' silver operation is projected to operate at a loss in 2019, (iii) as of December 31, 2018, Sierra Metals had a negative working capital balance, and (iv) Sierra Metals has significantly underperformed its peers year-to-date ✗ As CEO of Sierra Metals, Mr. Gonzales is subject to potential commercial conflicts, requiring recusal, further limiting his utility on the Board ✗ By his own admission, he was a key leader at Pascua-Lama, on which Barrick took a $5.1 billion write down which will go down in the mining sector as being one of the worst examples of capital allocation, having capex estimates increase from $1.2 billion to ~$8.5 billion

<u>We Need Your Support</u>

We encourage our fellow shareholders to consider the facts and remember Hudbay's consistent poor performance, ongoing flawed strategy, damaged credibility and entrenched culture. The Waterton Nominees are ready and willing to help create new Hudbay with a defined strategy and a focus on creating long-term shareholder value. Please read Waterton's information circular accompanying this letter and review the additional shareholder materials available, including the comprehensive investor presentation titled "Rebuilding Hudbay & Maximizing Shareholder Value" setting out a detailed path forward for Hudbay to recognize its potential and unlock shareholder value at www.NewHudbay.com.

Your vote is critical to initiate much-needed change at the Board and management level at Hudbay and we encourage you to vote for the Waterton Nominees on the **BLUE** form of proxy and/or **BLUE** voting instruction form by **<u>5:00 p.m. (Eastern time) on Thursday, May 2, 2019</u>**. Shareholders willing to express their support for the Waterton Nominees may contact Kingsdale Advisors, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

Sincerely,

Isser Elishis
Chief Investment Officer


You Can't Solve What
You Can't See
PAMPACANCHA LAND RIGHTS
ROSEMONT PERMIT
MANITOBA MINE PLAN
ROSEMONT LITIGATION STRATEGY
EFFECTIVE ACCOUNTABILITY
HOLISTIC CAPITAL ALLOCATION STRATEGY
UPDATE ROSEMONT CAPITAL COST ESTIMATES
EVALUATE STRATEGIC ALTERNATIVES FOR MANITOBA
STRATEGY TO RESOLVE COMMUNITY ISSUES IN PERU
STRATEGY FOR ROSEMONT'S JOINT VENTURE PARTNERSHIP SELECTION PROCESS AND OWNERSHIP STRUCTURE
STRATEGIC ALTERNATIVES FOR PORTFOLIO OPTIMIZATION TO MAXIMIZE SHAREHOLDER VALUE
FINANCING STRATEGY TO FUND THE ESTIMATED $1.9 BILLION CAPEX FOR ROSEMONT

PROXY CIRCULAR
SOLICITATION OF PROXIES BY AND ON BEHALF OF

WATERTON
GLOBAL RESOURCE MANAGEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES OF

HUDBAY MINERALS INC.

TO BE HELD ON MAY 7, 2019

This information circular, including the letter to shareholders dated April 15, 2019, which is incorporated herein by reference, and any further supplement(s) to, or amendment(s) and/or restatement(s) of, this information circular (collectively, this "**Circular**") prepared by Waterton Global Resource Management, Inc., on behalf of itself and each of Waterton Mining Parallel Fund Offshore Master, LP and Waterton Precious Metals Fund II Cayman, LP (collectively, "**Waterton**", "**we**" or "**our**"), and the accompanying **BLUE** form of proxy and/or **BLUE** voting instructions form ("**VIF**") are provided to you in connection with the solicitation of proxies by and on behalf of Waterton to be used at the annual general and special meeting of holders (the "**Shareholders**") of common shares ("**Shares**") of Hudbay Minerals Inc. ("**Hudbay**" or the "**Company**"), scheduled to be held on Tuesday, May 7, 2019 at 10:00 a.m. (Eastern time) at Vantage Venues, St. Andrew's Hall, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9, or at any and all adjournments or postponements thereof (the "**Meeting**").

Waterton is soliciting your support, and **BLUE** form of proxy and/or **BLUE** VIF for use at the Meeting, for the election of the following five nominees of Waterton (the "**Waterton Nominees**") to the board of directors of the Company (the "**Board**"): A.E. Michael Anglin; Peter Kukielski; Richard Nesbitt; Daniel Muñiz Quintanilla; and David Smith.

You recently received from Hudbay a management proxy circular dated April 5, 2019 (the "**Hudbay Circular**") and a green management form of proxy and/or green VIF soliciting proxies in connection with the Meeting. According to the Hudbay Circular, the Company is proposing 11 directors for election to the Board, eight of whom are incumbent members of the Current Board and one of whom is a new, independent nominee (collectively, the "**Management Nominees**"). In addition, the Company has proposed two of the Waterton Nominees – Mr. Anglin and Mr. Smith – for election.

WATERTON RECOMMENDATIONS:

- Vote "**FOR**" the election of all five of the following Waterton Nominees named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✓ A.E. Michael Anglin
  - ✓ Peter Kukielski
  - ✓ Richard Nesbitt
  - ✓ Daniel Muñiz Quintanilla
  - ✓ David Smith
- Vote "**WITHHOLD**" in respect of the election of the following three entrenched, unqualified or distracted incumbent Management Nominees (the "**Withhold Group**") named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✗ Alan R. Hibben
  - ✗ Kenneth G. Stowe
  - ✗ Igor A. Gonzales
- No recommendation in respect of the other Management Nominees.

Please follow the instructions on the following page and under "General Proxy Information" beginning at page 38 of this Circular to vote your BLUE form of proxy or BLUE VIF today.

Shareholders willing to express their support for the Waterton Nominees may contact Kingsdale Advisors ("**Kingsdale**"), our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

For up-to-date information, please visit the website **www.NewHudbay.com**.

VOTE ONLY YOUR BLUE PROXY OR BLUE VIF TODAY

TO COUNT AT THE MEETING, YOUR **BLUE** FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS

PROVIDED PRIOR TO 5:00 PM. (EASTERN TIME) ON

MAY 2, 2019.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY EMAIL

Complete, sign and date your **BLUE** form of proxy. Scan both sides of the proxy and return it by email to contactus@kingsdaleadvisors.com.

VOTING BY FAX

Complete, sign and date your **BLUE** form of proxy and return it by fax to Kingsdale Advisors at 1.866.545.5580 toll-free (within Canada and the United States) or 1.416.867.2271 (Outside Canada and the United States).

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **BLUE** form of proxy and return it to:

Kingsdale Advisors
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 36, Toronto, Ontario
M5X 1E2

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign and date your **BLUE** VIF and return it by fax to 905.507.7793 or 514.281.8911.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **BLUE** VIF and return it in the postage prepaid envelope.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.454.8683 then follow the voting instructions on your **BLUE** VIF. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign, and date your **BLUE** VIF and return it by fax to the fax number(s) listed on your **BLUE** VIF.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Meeting. This section is a summary only and is qualified in its entirety by the more detailed information contained elsewhere in this Circular. ***Shareholders are urged to read this Circular in its entirety.*** *Capitalized terms used but not defined in this section have the meanings given to them elsewhere in the Circular.*

Q: WHAT IS THE PURPOSE OF THE MEETING?

A: Shareholders are being asked to, among other things, elect eleven directors to Hudbay's Board at the Meeting. Five of those directors should be the highly-qualified Waterton Nominees who possess the strategic sensibilities and specific skills including relevant operating, financial and leadership expertise to resolve the issues that plague Hudbay.

Q: WHO IS LEADING THE EFFORT TO RECONSTITUTE THE BOARD?

A: This effort is being led by Waterton, a leading private equity firm focusing solely on the metals and mining sector. As the Company's second largest Shareholder, currently holding approximately 12% of the Company's Shares, Waterton's interests are fully aligned with those of all Shareholders. Since inception, Waterton has not participated in or launched a formal proxy contest. However, based on our research and due diligence on Hudbay, we strongly believe that the Board is lacking key strategic decision making skills and that immediate change is needed at the Board level to reverse the Company's ongoing trend of value destruction.

Q: WHY SHOULD I SUPPORT WATERTON'S SLATE OF FIVE NOMINEES?

A: The Waterton Nominees have Board and C-Suite experience at some of the largest global mining companies and Canadian financial institutions, all of which are significantly larger than Hudbay on every meaningful metric. The Waterton Nominees are institutional-grade and this group can bring its professionalism, significant expertise and years of experience on complex strategic matters to Hudbay. This is a very unique opportunity for Hudbay Shareholders to meaningfully upgrade the Company's Boardroom.

The Company has already accepted that A.E. Michael Anglin and David Smith would add substantial value to the Board. We would further propose that Richard Nesbitt, Peter Kukielski and Daniel Muñiz Quintanilla (the "**Refreshment Group**") replace Alan Hibben, Kenneth Stowe and Igor Gonzales (the "**Withhold Group**").

The majority of the Withhold Group's boardroom experience comes from small or micro capitalization companies. Chairman Alan R. Hibben has spent his entire public company boardroom career at small and micro cap companies and Hudbay is approximately more than seven times larger than the average public company board on which Mr. Hibben has served.[1] Given the value destruction that he has overseen as a director in the last decade, it clearly shows that Hudbay is the largest Board on which he has served, and it's clearly out of his league. Similarly, the average market capitalization of the public companies on which Kenneth G. Stowe has either served on the board or in the C-Suite is just $490 million[2]. Currently, Hudbay's Boardroom has a small company ethos and this lack of institutionalization shows in how the Board oversees the Company and it clearly showed from the lack of professionalism with which they approached their proxy materials. While Igor A. Gonzales does have experience at larger companies, he is extremely distracted and disengaged from Hudbay at this critical juncture, as he is also the CEO of Sierra Metals Inc. ("**Sierra Metals**") and that company is undergoing an expansion at all three of its core operating mines, has limited cash balances, is projecting an operating loss in 2019, while significantly underperforming its peers year-to-date.

In stark contrast to the foregoing, the Refreshment Group are "blue chip". The average market capitalization of the companies on which Mr. Nesbitt, Mr. Kukielski and Mr. Muñiz have served in either the C-Suite or the boardroom are

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[1] *Source: Capital IQ. Calculated by averaging the market capitalizations of all the companies each person has served as C-Suite or board member, as at end of tenure or April 5, 2019, excluding Hudbay*

[2] *Source: Capital IQ. Calculated by averaging the market capitalizations of all the companies each person has served as C-Suite or board member, as at end of tenure or April 5, 2019, excluding Hudbay*

$20.7 billion, $10.8 billion and $29 billion, respectively.[3] Each of these individuals has been in either the boardroom or C-Suite of companies such as Teck Resources Limited ("**Teck**"), ArcelorMittal S.A. ("**ArcelorMittal**"), Canadian Imperial Bank of Commerce ("**CIBC**"), The TMX Group ("**TMX Group**"), South32 Ltd. ("**South32**"), Southern Copper Corp. ("**Southern Copper**") and Grupo Mexico S.A.B. de C.V. ("**Grupo Mexico**"). To be clear, they didn't just work at these companies or run particular divisions; they were leaders in the C-Suite or the boardroom. The Refreshment Group is in a different league than the Withhold Group, and it's not even close. They have institutional leadership pedigree and they are now ready, willing and fully engaged to bring that pedigree to Hudbay. At this critical time, Hudbay desperately requires the strategic wherewithal, capital allocation discipline, accountability and steadfast professionalism of the Refreshment Group.

Q: WHAT IS THE STRATEGY OF THE WATERTON NOMINEES FOR UNLOCKING SHAREHOLDER VALUE?

A: The Waterton Nominees would add significant bench strength to the Hudbay Boardroom and will:

- Make strategic decisions with a view toward creating long-term Shareholder value;
- Allocate capital based on predefined hurdles and as a part of a holistic strategy; and
- End the culture of entrenchment and create a culture of accountability.

Specifically, the Waterton Nominees would focus on unlocking shareholder value by:

1. Assessing the Manitoba Business Unit to identify opportunities to maximize value for Shareholders and all stakeholders, and not just myopically proceed with the next phase of the new Lalor mine plan, though that may be one option, as it needs to be analyzed with broader context.
2. Rather than just proceed myopically toward construction at Rosemont and start allocating significant amounts of capital to construction activities, as the Company is currently doing, establish a risk-adjusted strategy at the Rosemont that accounts for:
   a. capital cost updates,
   b. a broader a holistic financing strategy,
   c. ownership structure analysis, including joint venture partnerships,
   d. operational risk, and
   e. capital allocation thresholds.
3. Develop a robust stakeholder engagement strategy at the Constancia mine in Peru to end the Pampacancha stalemate that the Company has been unable to end.

In essence, the Waterton Nominees will begin to tackle all of the strategic "iceberg" issues that are "beneath the water" and that this Board is unequipped to resolve given its lack of strategic wherewithal and experience in the Boardroom at companies that are the size of Hudbay.

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[3] *Source: Capital IQ. Calculated by averaging the market capitalizations of all the companies each person has served as C-Suite or board member, as at end of tenure*

Q: WHY DO YOU BELIEVE THE WATERTON NOMINEES CAN BEST HELP HUDBAY?

A: The Waterton Nominees have an immense amount of experience resolving strategic matters and optimizing global mining portfolios. The Company has already accepted the credentials of A.E. Michael Anglin and David Smith and has proposed that they join the Board. We would, however, note that neither the Board nor management of Hudbay has ever spoken with Mr. Anglin or Mr. Smith.

Mr. Nesbitt has over 40 years of experience leading some of Canada's largest and most important institutions, including CIBC World Markets, CIBC, TSX Group (the predecessor to the TMX Group), HSBC Securities (Canada) Inc. and the Global Risk Institute. He is also currently an Adjunct Professor at the Rotman School of Management and Visiting Professor at the London School of Economics. Mr. Nesbitt has led some of the largest and most significant corporate transactions in Canadian history, including taking the Toronto Stock Exchange public, and he can bring that invaluable transactional experience and strategic thinking to the Hudbay Boardroom.

Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors. He also oversaw global operations for companies such as BHP Billiton Inc. ("**BHP Billiton**"), Teck, ArcelorMittal, Falconbridge Limited ("**Falconbridge**") and Nevsun Resources Limited ("**Nevsun**"). Mr. Kukielski has more than 3.5 years of experience serving as a director on public company boards, including more than two years on the board of South32, a ~$10 billion market capitalization mining company. Given the size and scope of the portfolios he has overseen, Mr. Kukielski can certainly provide the strategic insight necessary to optimize the Hudbay portfolio.

Mr. Muñiz has substantial experience with overseeing multiple aspects of complex copper mining operations in Peru and the United States, including managing strategic, financial and stakeholder matters. He was an EVP & Board member of Southern Copper, Managing Director and EVP of Americas Mining Corp. ("**Americas Mining**"), President & CEO of the Underground Mining Division of Grupo Mexico, and CFO of Grupo Mexico. Mr. Muñiz has been responsible for managing some of the largest mines in Latin America, including in Peru. Hudbay requires an engaged strategic Latin American perspective on the Board and Mr. Muñiz is, without exaggeration, one of the few people globally who can provide that perspective.

Q: WHY DID WATERTON REDUCE THE NUMBER OF WATERTON NOMINEES FROM EIGHT TO FIVE?

Hudbay has at least begun to recognize that its Board is in substantial need of refreshment as two of its entrenched incumbent directors who have been on the Board for over a decade, Alan Lenczner and W. Warren Holmes, are not standing for re-election. In their stead, Hudbay has nominated three new directors for election to the board: A.E. Michael Anglin, David Smith and Richard Howes. Two of these new management nominees, Mr. Anglin and Mr. Smith, are Waterton Nominees. We acknowledge that the Company has taken these limited steps to effect change, and for that reason, we have reduced the number of Waterton Nominees from eight to five.

The reality is, however, that changing over two director seats, mitigated by the expansion of the Board to 11 members and the addition of another Hudbay-selected director, does not constitute the level of change that is desperately needed. Note that Chairman Alan R. Hibben and Mr. Stowe have served on the Board in conjunction with the current CEO, CFO and COO being in senior management roles for nearly a decade and director Igor A. Gonzales for well past half a decade, and an incredible amount of shareholder value has been destroyed during this time as a result of this deep entrenchment.

The reason Hudbay's proposed amount of change is *dangerously* insufficient is for two reasons: (1) the deep degree of entrenchment in the Hudbay Boardroom and C-Suite goes back nearly a decade and significant change is required to end this entrenchment, and (2) the Board would still be lacking key skills and expertise that are necessary to create long-term shareholder value. For these reasons, we continue to advocate for the election of three additional director nominees, beyond Mr. Anglin and Mr. Smith. We believe that the addition – in total – of five of our nominees will effect a marked change in the dynamics in the Boardroom at the Company and help drive improvements in strategy and to end the current

culture of entrenchment. We also note that five directors would constitute a minority of what will be an 11-member Board. To be clear, we are no longer asking for control of the Board.

Hudbay's Shareholders should not be deprived of this unique opportunity to materially upgrade the Boardroom with institutional-grade talent. Each of Mr. Nesbitt, Mr. Kukielski and Mr. Muñiz, on objective measure of merit and experience, is just that – a material upgrade. Why shouldn't our Company have the best of the best in the Boardroom, particularly now that each of these professionals are ready and willing to engage?

Q: WHY ARE YOU NO LONGER PROPOSING A CEO CANDIDATE?

We had initially proposed Peter Kukielski as our preferred CEO candidate. Our rationale for this proposal was to address what we believed to be a lack of strategic expertise at the Board level and a lack of operational execution abilities at the management level. It appears that by putting Hudbay's management under significant scrutiny, issuing an investor presentation on February 19, 2019 (available at www.NewHudbay.com) setting forth our critiques and proposing strategic and operational solutions, we have successfully catalyzed Hudbay's management to at least start to address its operational challenges by adopting our proposals, essentially play-for-play. Not only does this validate our critique of the Board and management, but it has allowed us to become more comfortable that, with the correct strategic oversight of an independent and well-qualified Board and with the right accountability demands, Alan Hair may be able to effectively discharge his duties as CEO. We now believe it would be reasonable to permit Mr. Hair to continue in his capacity as CEO and provide him with a full and fair opportunity to demonstrate his abilities. Given Mr. Kukielski's invaluable multi-jurisdictional experience in optimizing global mining portfolios, we believe he would be a standout addition to the Hudbay Boardroom and we are thus nominating him as an independent director.

Q: ARE THE WATERTON NOMINEES "INDEPENDENT"?

A: Yes. The Waterton Nominees are fully independent of Waterton. Furthermore, all of the Waterton Nominees are "independent" of Hudbay within the meaning of National Instrument 58-101 - *Disclosure of Corporate Governance Practices*.

Q: WHAT ARE THE WATERTON NOMINEES' PLANS FOR THE MANAGEMENT OF HUDBAY, IF ELECTED?

A: We expect that the Waterton Nominees, if elected, will work constructively with the other Board members to assess Hudbay's senior management in the ordinary course consistent with their fiduciary duties as directors. It is the intention of the Waterton Nominees to provide CEO Alan Hair with a full and fair opportunity to demonstrate his skills and abilities.

Q: HAS WATERTON RECEIVED ANY SHAREHOLDER SUPPORT?

A: We have been overwhelmed by the support we have received so far from Shareholders. We believe that, in our overarching goal to enhance Shareholder value, we have already garnered support of Shareholders holding in aggregate approximately 30% of the outstanding Shares. We encourage Shareholders to let your voices be heard and join us in being a catalyst for this necessary change.

Contrary to Hudbay's claim that its incumbent directors are supported by "some of the largest Shareholders", during our discussions only one significant Shareholder did not express vocal support for Waterton's proposals.

Q: WHY DID WATERTON ACQUIRE ITS INTEREST IN HUDBAY?

A: We made our investment decision because we saw value in Hudbay; however, we believe that this value cannot be unlocked unless we reconstitute the Board and take the steps we believe are necessary to enhance Shareholder value.

We have been watching the Hudbay story closely and were shocked and dismayed at how badly the Company has been mismanaged, and believe we can make a real and substantial change for the benefit of all Shareholders. It should be clear that Waterton has no desire to be in the Hudbay Boardroom, but we do have a desire to see competent and entirely independent directors on the Board, overseeing the Company.

Q: COULD WATERTON HAVE AVOIDED A PROXY FIGHT?

A: Beginning in August 2018, Waterton has had multiple discussions with members of the Board about necessary Board refreshment. In good faith and at the request of Chairman Hibben and Audit Committee Chair, Sarah Kavanagh, Waterton prepared and provided the Board with two separate proposed settlement offers, first in November 2018 and again in April 2019. However, the Company failed to meaningfully engage in negotiations in good faith in either circumstance. In respect of the latest proposal, on the morning of April 3, 2019, Waterton submitted a term sheet to Chairman Hibben that set forth a settlement proposal supported by holders of approximately 30% of Hudbay's Shares. This term sheet was carefully and thoughtfully constructed, having gone through several iterations, following meetings with many of Hudbay's largest shareholders. This second term sheet reflected the level of leadership change at Hudbay that Waterton and several significant Shareholders believed was necessary to address the issues that have been plaguing Hudbay; to maximize shareholder value; and, to refresh the Board in a manner that frees Hudbay from its pervasive culture of entrenchment.

Following the submission of this term sheet, we believe holders of approximately 30% of the Company's Shares discussed the proposal with the Company and expressed their support for the agreement. Waterton and the Company had a meeting scheduled for April 4, 2019, with a view to discussing at the meeting and progress negotiations on the term sheet in the days following the meeting, as the Company had until mid-April to issue its circular. Mr. Hibben conveyed that he would discuss the proposal with the remainder of the Board and revert with feedback. We took his words at face value. The very next day, Mr. Hibben requested a call with Waterton at 10:45 a.m. and on that call indicated that the Company would be rejecting the supported settlement. Mr. Hibben did not provide any feedback or a counter proposal. Less than two hours after the call ended, the Company issued the Hudbay Circular and other proxy-related materials.

From Waterton's perspective, the April 4 meeting was merely a charade on the part of Hudbay to create the optics of engagement. The fact that the Company had a press release, presentation, and its circular ready to go – replete with over the top attacks and false accusations against Waterton and its nominees – in our minds demonstrates that they had no interest in a true negotiation. Certain members of the Board, including Mr. Hibben, intentionally ignored the sentiments of holders of approximately 30% of the Company's Shares. Ultimately, Hudbay's leadership have shown themselves much more adept at entrenchment maneuvers and gamesmanship than at doing what is right and best for Shareholders.

Q: HOW DO YOU RECOMMEND I VOTE IN RESPECT OF THE ELECTION OF DIRECTORS?

A: Waterton recommends that you vote only the **BLUE** form of proxy or **BLUE** VIF as follows:

- Vote "**FOR**" the election of all five of the following Waterton Nominees named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✓ A.E. Michael Anglin
  - ✓ Peter Kukielski
  - ✓ Richard Nesbitt
  - ✓ Daniel Muñiz Quintanilla
  - ✓ David Smith

- Vote "**WITHHOLD**" in respect of the election of the following three entrenched or distracted Management Nominees named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✘ Alan R. Hibben
  - ✘ Kenneth G. Stowe
  - ✘ Igor A. Gonzales
- No recommendation in respect of the other Management Nominees.

Q: WHAT OTHER MATTERS ARE TO BE CONSIDERED AT THE MEETING AND HOW DO YOU RECOMMEND I VOTE IN RESPECT OF THEM?

- Vote "**FOR**" the appointment of Deloitte LLP as Hudbay's auditor for 2019 and the authorization of the Board, upon the recommendation of the Board's audit committee, to fix the auditor's remuneration.
- No recommendation in respect of the ordinary resolution to adopt the Advance Notice By-Law (as defined below).
- Vote "**AGAINST**" the advisory resolution approving Hudbay's approach to executive compensation.

Q: WHEN AND WHERE IS THE MEETING?

A: The Meeting is scheduled to be held on Tuesday, May 7, 2019 at 10:00 a.m. (Eastern time) at Vantage Venues, St. Andrew's Hall, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9.

Q: WHO IS ENTITLED TO VOTE?

A: Shareholders owning Shares as of the close of business on March 29, 2019 (the "**Record Date**") are entitled to vote at the Meeting. Each Share is entitled to one vote on those items of business identified in the Hudbay Circular that the Company has sent to Shareholders.

Q: HOW MANY SHARES ARE ENTITLED TO VOTE?

A: As of the Record Date, according to the Hudbay Circular there were 261,272,151 Shares issued and outstanding. Each registered Shareholder has one vote for each Share held as of the Record Date.

Q: HOW DO I VOTE?

A: If you are a Registered Shareholder, you may vote in person, by Internet, by fax, by telephone or by mail or delivery as follows:

- **To vote in person**: You do not need to complete and return the enclosed **BLUE** form of proxy. All you need to do is to come to the Meeting with your **BLUE** form of proxy. Before the official start of the Meeting on May 7, 2019, register with the representative(s) from TSX Trust Company, the Company's transfer agent, who will be located at a welcome table just outside the meeting room.
- **To vote by email**: Complete, sign and date your **BLUE** form of proxy. Scan both sides of the **BLUE** form of proxy and return it by email to: contactus@kingsdaleadvisors.com.
- **To vote by fax**: Complete, sign and date your **BLUE** form of proxy and return it by fax to Kingsdale Advisors at 1-866-545-5580 (toll-free within Canada and the United States) or 1-416-867-2271 (outside Canada and the United States).

- **To vote by mail or delivery**: Properly complete, sign and date the **BLUE** form of proxy and return it in the postage prepaid envelope provided to Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2.

A: If you are a Non-Registered Holder, please follow the voting instructions provided by your Intermediary for your Shares to be voted for you. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Holders in Canada and the United States to Broadridge Financial Solutions, Inc. ("**Broadridge**"). If you are a Non-Registered Holder and you received a **BLUE** VIF from Broadridge, you may vote by Internet, by telephone, by fax or by mail or delivery as follows:

If you hold your Shares through a Canadian Intermediary:

- **To vote by internet**: Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.
- **To vote by phone**: To vote by phone you should call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.
- **To vote by fax:** Complete, sign and date your **BLUE** VIF and return it by fax to 905-507-7793 or 514-281-8911.
- To vote by mail or delivery**:** Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope.

If you hold your Shares through a U.S. Intermediary:

- **To vote by internet**: Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.
- **To vote by phone**: To vote by phone you should call 1-800-454-8683 then follow the voting instructions on your **BLUE** VIF. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.
- **To vote by fax:** Complete, sign and date your **BLUE** VIF and return it by fax to the fax number(s) listed on your **BLUE** VIF.
- To vote by mail or delivery: Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

Since only Registered Shareholders or their proxyholders can attend and vote at the Meeting, if you attend the Meeting as a Non-Registered Holder you will not automatically be shown on the Company's Shareholder register and the Company will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you are a Non-Registered Holder and wish to vote in person at the Meeting, insert your own name in the space provided on the **BLUE** VIF sent to you by your Intermediary and sign and return the **BLUE** VIF in accordance with the signing and returning instructions provided. By doing so, you are instructing your Intermediary to appoint yourself as proxyholder.

Q: WHAT'S THE DIFFERENCE BETWEEN A REGISTERED SHAREHOLDER AND A NON-REGISTERED HOLDER?

A: You are a "**Registered Shareholder**" if your Shares are registered in your own name at TSX Trust Company, the transfer agent for the Company. Only Registered Shareholders, or the persons they appoint as their proxyholders, will be entitled to vote at the Meeting.

However, in many cases, Shares beneficially owned by a holder (a "**Non-Registered Holder**") are registered in the name of either:

(a) an intermediary (each an "**Intermediary**") that the Non-Registered Holder deals with in respect of Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, in Canada or Cede & Co., as nominee for The Depository Trust Company, in the United States).

To find out what type of Shareholder you are, contact Kingsdale at 1-888-518-1563 toll-free in North America, or 1-416-867-2272 outside of North America (collect calls accepted) or by email at contactus@kingsdaleadvisors.

Q: WHAT FORM OF PROXY OR VIF SHOULD I VOTE?

A: Vote **ONLY** the **BLUE** form of proxy or **BLUE** VIF. You can discard any other form of proxy or VIF, including the green form of proxy and/or green VIF distributed to you by the Company.

Q: WHAT IF I PLAN TO ATTEND THE MEETING AND VOTE IN PERSON?

A: If you are a Registered Shareholder planning to attend the Meeting and wish to vote your Shares in person at the Meeting, although it is preferred, it is not necessary to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Before the official start of the Meeting at 10:00 a.m. (Eastern time) on May 7, 2019, register with the representative(s) from TSX Trust Company, the Company's transfer agent, who will be located at a welcome table just outside the meeting room.

If your Shares are held in the name of an Intermediary and you wish to attend the Meeting, refer to the question "How Do I Vote?" above for voting instructions.

Q: WHAT HAPPENS IF I SIGN THE BLUE FORM OF PROXY OR BLUE VIF ENCLOSED WITH THIS CIRCULAR?

A: Signing the enclosed **BLUE** form of proxy or **BLUE** VIF gives authority to Waterton's representatives (or to any other person you have appointed as your proxyholder therein) to vote your Shares at the Meeting.

Q: HOW WILL MY BLUE FORM OF PROXY OR BLUE VIF BE VOTED?

A: You may indicate on the enclosed **BLUE** form of proxy or **BLUE** VIF how you want your proxyholder to vote your Shares, or you can let your proxyholder decide for you. If you specify on the **BLUE** form of proxy how you want your Shares to be voted on a particular issue (by indicating FOR, WITHHOLD or AGAINST, as applicable), then your proxyholder must vote your Shares accordingly.

If you have not specified on the enclosed **BLUE** form of proxy or **BLUE** VIF how you want your Shares to be voted on a particular matter, then your proxyholder may vote your Shares as he or she sees fit. Unless contrary instructions are provided, Shares represented by proxies received by Waterton will be voted on any ballot called for at the Meeting in respect of the election of directors to the Board: (1) in respect of the election of directors, **FOR** the election of the five Waterton Nominees to the Board and **WITHHOLD** from the following three Management Nominees: Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales; (2) **FOR** the appointment of Deloitte LLP as Hudbay's auditor and to fix the auditor's remuneration; (3) refrain from voting in respect of the adoption of the Advance Notice By-Law; and (4) **AGAINST** the advisory resolution approving Hudbay's approach to executive compensation.

Q: CAN I APPOINT SOMEONE OTHER THAN WATERTON'S REPRESENTATIVES TO VOTE MY SHARES?

A: You may appoint someone other than Waterton's representatives to vote your Shares at the Meeting.

If you are a Registered Shareholder, please write the name of this individual, who need not be a Shareholder, in the blank space provided in the BLUE form of proxy or by completing another valid form of proxy.

If you are a Non-Registered Holder and you wish to appoint someone other than Waterton's representatives to vote your Shares at the Meeting, please follow the instructions set forth in your **BLUE** form of proxy or **BLUE** VIF that accompanies this Circular. It is important to ensure that any other person so appointed is aware that he or she has been appointed to vote your Shares and will attend the Meeting.

Q: WHEN MUST I SUBMIT MY COMPLETED BLUE FORM OF PROXY OR BLUE VIF?

A: The **BLUE** form of proxy to be used at the Meeting must be received by Kingsdale not later than 5:00 pm (Eastern time) on May 2, 2019. Accordingly, to allow sufficient time for your **BLUE** form of proxy to be delivered for use at the Meeting, Shareholders are urged to complete, sign, date and return (at one of the fax numbers, email address or mailing address set out above) your **BLUE** form of proxy as soon as possible. If the Meeting is postponed or adjourned, your **BLUE** form of proxy must be received by Kingsdale not later than 5:00 pm (Eastern time) on the third day (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) preceding the date to which the Meeting has been adjourned or postponed. This will ensure that your Shares are voted at the Meeting.

Q: CAN I VOTE SHARES I ACQUIRED AFTER THE RECORD DATE?

A: No. Only Shareholders of record on the Record Date are entitled to receive notice of the Meeting and to vote those Shares included in the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date.

Q: WHAT IF I WANT TO REVOKE MY FORM OF PROXY OR VIF?

A: Registered Shareholders can revoke a previously deposited form of proxy by: (i) completing a **BLUE** form of proxy that is dated later than the form of proxy you are revoking and submitting it by using any of the methods prescribed in the **BLUE** form of proxy, so that it is received no later than 5:00 p.m. (Eastern time) on May 2, 2019; or (ii) depositing an instrument in writing executed by you or by your attorney authorized in writing, as the case may be (a) at the registered office of the Company at any time up to and including the last business day preceding the day the Meeting or any adjournment or postponement of the Meeting is to be held, or (b) with the Chair of the Meeting prior to its commencement on the day of the Meeting. We also suggest sending a copy to Kingsdale, which will seek to ensure your revocation is acknowledged.

Non-Registered Holder may revoke a VIF or form of proxy given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary may not act on a revocation of a VIF or form of proxy that is not received by the Intermediary in sufficient time prior to the Meeting.

For more information or assistance revoking any previously deposited form of proxy or VIF, please contact Kingsdale, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

Q: WHAT DO I DO IF I ALREADY VOTED A MANAGEMENT PROXY?

A: Even if you have already voted using the management's green form of proxy or green VIF, you have every right to change your vote. Only the later dated form of proxy or VIF will be counted at the Meeting. Voting the **BLUE** form of proxy or **BLUE** VIF on or before Thursday, May 2, 2019 at 5:00 p.m. (Eastern time) will revoke any previously delivered management form of proxy or VIF. For more information or assistance voting your **BLUE** form of proxy, please contact Kingsdale, our strategic shareholder advisor and proxy solicitation agent, at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

Q: WHAT IF AMENDMENTS OR OTHER MATTERS ARE BROUGHT TO THE MEETING?

A: The enclosed **BLUE** form of proxy or **BLUE** VIF, if validly completed and returned, confers discretionary authority upon the persons named therein to vote in the judgment of those persons in respect of amendments or variations, if any, to matters identified in the Hudbay Circular and other matters, if any, which may properly come before the Meeting. At the time of printing this Circular, Waterton knows of no such amendments, variations or other matters, except as described herein.

Q: IF I NEED TO CONTACT KINGSDALE, HOW DO I REACH THEM?

A: If you have any questions or require any assistance in executing your proxy, please contact Kingsdale at:

KINGSDALE Advisors

North American Toll Free: 1-888-518-1563
Email: contactus@kingsdaleadvisors.com
Outside North America Call Collect: 1-416-867-2272

GENERAL

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of Shareholders, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

A copy of this Circular may be obtained, on request, without charge from Kingsdale by contacting them at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com, or on the Company's profile on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") at www.sedar.com.

This Circular restates, supersedes and replaces Waterton's information circular dated February 14, 2019. The information in this Circular is given as of the date of this Circular, except where otherwise noted. The delivery of this Circular will not, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Unless otherwise indicated, all amounts in this Circular are stated in United States dollars. "C$" refers to Canadian dollars.

LEGAL NOTICES AND DISCLAIMERS

General

The data, information and opinions contained or referenced herein (collectively, the "**Information**") is for general informational purposes only for the Shareholders in order to provide the views of Waterton regarding certain changes we are requesting to the composition of Hudbay's Board, and other matters which Waterton believes to be of concern to Shareholders described herein. The Information is not tailored to specific investment objectives, the financial situation, suitability, or particular need of any specific person(s) who may receive the Information, and should not be taken as advice in considering the merits of any investment decision. The views expressed in the Information represent the views and opinions of Waterton, whose opinions may change at any time and which are based on analyses of Waterton and its advisors. Unless otherwise indicated, the Information has been derived or obtained from public disclosure and filings with respect to and/or made by Hudbay and other issuers that we consider to be comparable to Hudbay, and from other third-party reports (see "Legal Notices and Disclaimers - Disclaimer Respecting Publicly Sourced Information", below). Waterton disclaims any obligation to publicly update the Information contained herein, except as required by applicable law.

Forward-Looking Statements

Certain of the Information contains forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, "**forward-looking statements**"), including, without limitation, Waterton's and Hudbay's respective priorities, plans and strategies for Hudbay, Hudbay's and certain members of Hudbay's operational, compensation and other noted peer groups' anticipated financial and operating performance and business prospects, and board and management composition. All statements and information, other than statements of historical fact, included herein are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Waterton expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur or, even if they do occur, will result in the performance, events or results expected. We caution readers not to place undue reliance on forward-looking statements contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements. These factors include: changes in Hudbay's strategies, plans or prospects; general economic, industry, business, regulatory and market conditions; changes in Hudbay's Board composition or size, including the identity

and number of management nominees ultimately proposed by Hudbay for election to the Board at the Meeting; actions of Hudbay and its subsidiaries or competitors; conditions in the mining industry; risks relating to government regulation and changes thereto, including in respect of the regulations concerning board composition, proxy solicitation and shareholder meetings; the state of the economy including general economic conditions globally and economic conditions in the jurisdictions in which Hudbay operates; the unpredictability and volatility of Hudbay's share price; changes in commodity prices, tax rates and government mark-ups; currency fluctuations; recommendations of and changes to Waterton's proxy solicitors and advisors; reliance on information and control systems; restrictive covenants relating to current and future indebtedness of Hudbay and other contracts and instruments to which Hudbay is subject; and dilution and future sales of securities of the Company. These factors should not be construed as exhaustive.

Certain forward-looking statements contained herein may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Future oriented financial information and financial outlook contained herein about prospective financial performance, financial position or cash flows are based on assumptions about future events, including economic conditions and proposed courses of action, based on the applicable management team's assessment of the relevant information available to them at the applicable time, and to become available in the future. In particular, the Information may contain projected operational information for future periods which are based on a number of material assumptions and factors. The actual results of the applicable operations for any period could vary from the amounts set forth in these projections, and such variations may be material. Further, there is no assurance or guarantee with respect to the prices at which any securities of Hudbay will trade, and such securities may not trade at prices that may be implied herein. See above for a discussion of the risks that could cause actual results to vary from such forward-looking statements.

Readers are cautioned that all forward-looking statements involve known and unknown risks and uncertainties, including those risks and uncertainties detailed in the continuous disclosure and other filings of Hudbay and certain members of Hudbay's operational, compensation and other noted peer groups with applicable securities regulators, copies of which are available on SEDAR or on the Electronic Data Gathering, Analysis, and Retrieval ("**EDGAR**") at www.sec.gov. We urge you to carefully consider those risks and uncertainties. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Unless expressly stated otherwise, the forward-looking statements included herein are made as of the date of this Circular and Waterton disclaims any obligation to publicly update such forward-looking statements, except as required by applicable law.

Disclaimer Respecting Publicly Sourced Information

Certain of the Information contained herein, including, but not limited to, Information concerning Hudbay and members of its operational, compensation and other noted peer groups, has been taken from or is based upon publicly available documents or records filed on SEDAR or EDGAR and other public sources. The Information also includes industry data and other statistical information obtained from independent publications, research reports and other published independent sources. Although Waterton believes its sources to be reliable and has no knowledge that would indicate that any Information taken from or based upon those documents, records, publications, reports or other public sources are untrue or incomplete, Waterton does not provide any representation or assurance as to the accuracy or completeness of the Information, or the appropriateness of the Information for any particular analytical purpose and does not assume and expressly disclaims any liability in relation to such Information taken from or based upon those documents, records, publications, reports and other public sources, or for any failure by such entities to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information, but that are unknown to Waterton. The use of such Information should not be viewed as any third-party indicating support for the views expressed by Waterton herein.

Notice to Shareholders in the United States

This solicitation is not subject to the requirements of Section 14(a) of the United States *Securities Exchange Act of 1934*, as amended (the "**U.S. Exchange Act**"). Accordingly, this solicitation is made in the United States with respect to securities of Hudbay in accordance with Canadian corporate and securities laws and this Circular has been prepared

in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that these Canadian requirements are different from the requirements applicable to proxy statements under the U.S. Exchange Act.

Non-IFRS Financial Measures

Throughout this Circular, references are made to non-International Financial Reporting Standards ("**IFRS**") financial measures, including, without limitation, total shareholder returns, liquidity ratio, debt to capitalization, enterprise value divided by earnings before interest, taxes, depreciation and amortization, net asset value per share, EBITDA, weighted average cost of capital, capital to capital expenditure, return on investment capital and price to net asset value. These measures are not recognized by IFRS, and do not have a standardized meaning. Readers are cautioned that these measures should not replace the applicable IFRS measures as an indicator of the Company's or applicable entity's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The method of calculating the aforementioned non-IFRS measures may differ from the methods used by other issuers. Therefore, these measures may not be comparable to similar measures presented by other issuers. The use of the non-IFRS measures provides valuable information to investors and Shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

SUMMARY OF MATTERS TO BE ACTED UPON AT THE MEETING

As further detailed starting on page 30 of this Circular, the matters to be acted upon at the Meeting and Waterton's recommendations are as follows:

WATERTON RECOMMENDS:

- Vote "**FOR**" the election of all five of the following "Waterton Nominees" named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✓ A.E. Michael Anglin
  - ✓ Peter Kukielski
  - ✓ Richard Nesbitt
  - ✓ Daniel Muñiz Quintanilla
  - ✓ David Smith
- Vote "**WITHHOLD**" in respect of the election of the following three entrenched or distracted Management Nominees comprising the Withhold Group named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF:
  - ✗ Alan R. Hibben
  - ✗ Igor A. Gonzales
  - ✗ Kenneth G. Stowe
- No recommendation in respect of the following Management Nominees named in the accompanying **BLUE** form of proxy and/or **BLUE** VIF: Alan Hair; Carol T. Banducci; Sarah B. Kavanaugh; Carin S. Knickel; Colin Osborne; or Richard Howes.
- Vote "**FOR**" the appointment of Deloitte LLP as Hudbay's auditor for 2019 and the authorization of the Board, upon the recommendation of the Board's audit committee, to fix the auditor's remuneration.
- No recommendation in respect of the ordinary resolution to adopt the Advance Notice By-Law.
- Vote "**AGAINST**" the advisory resolution approving Hudbay's approach to executive compensation.

Please follow the instructions under "General Proxy Information" starting on page 38 of this Circular to vote your BLUE form of proxy or BLUE VIF today.

ABOUT WATERTON

Waterton is a private equity firm that specializes in the metals and mining sector. Waterton's institutional platform uniquely combines in-house investment management, mining and permitting personnel that have extensive experience in evaluating, optimizing and permitting mining assets around the world, and specifically in the Americas. Waterton currently owns approximately 12% of the issued and outstanding Shares, making us the Company's second largest Shareholder.

BACKGROUND TO THIS SOLICITATION

Waterton regularly conducts extensive technical due diligence based on public information on potential investments. In reviewing Hudbay's portfolio, we considered Hudbay to have world class assets but determined that the Shares were considerably undervalued due to poor market performance, lack of a holistic corporate strategy and operational

issues, which we believe are all owing, in large part, to the entrenched, and under-skilled nature of the Board at Hudbay.

August Meeting

On August 31, 2018, Waterton arranged a meeting with Alan Hair, Chief Executive Officer of Hudbay, and Eugene Lei, Vice President, Corporate Development of Hudbay, to express concerns with the trajectory of the Company. At this meeting, Hudbay's management advised Waterton that the Company was concentrating on addressing its challenges and had no plans to undertake dilutive material acquisitions at such time. Waterton owned approximately 4.1% of the issued and outstanding Shares at the time of this meeting. Contrary to the Company's allegations, at no point during this meeting did we claim that we were not a Shareholder.

The Mantos Transaction Scare and the Subsequent Requisition

On October 4, 2018, Bloomberg reported that Hudbay was in discussions to acquire Mantos Copper S.A. ("**Mantos**"), a producing Chilean miner, for as much as ~$780 million (the "**Mantos Transaction**"). The market reaction to the Bloomberg report was starkly negative, with Hudbay's Share price falling 7.9% intraday. We were extremely disturbed and troubled by the news report that Hudbay was considering the Mantos Transaction. To put this into perspective, according to the Bloomberg article, Hudbay was pursuing a transaction that could have resulted in ~$4.2 billion of existing debt obligations and potential capital requirements, while the Company's market capitalization was only $1.25 billion.

In response to the Bloomberg report, Hudbay issued a press release in the afternoon on October 4, 2018 commenting on (but not denying) the Bloomberg report, which made it appear all the more likely that the Company could be in the late stages of a material transaction. We then communicated to the Board a simple directive: under no circumstances should Hudbay pursue the Mantos Transaction or any other material M&A transactions. Our rationale was simple: given the operational, strategic and capital allocation challenges plaguing the Company, a dilutive transaction, especially one like the Mantos Transaction that would involve significant post-closing capital expenditures (estimated at ~$990 billion), was the last thing the Board should be considering. Hudbay failed to confirm publicly or to Waterton that the Board would commit to not pursuing the Mantos Transaction.

It was at this time that we began to seriously lose faith in the strategic judgement of the Board. From the market reaction alone, it should have been clear that Shareholders disapproved of Hudbay pursuing any such acquisitions while its existing operations were lagging and the Company had material existing capital requirements. One would expect a Board comprised of well-qualified directors with sound judgement to have reacted to this clear directive by explicitly re-assuring Shareholders. Instead the Board obfuscated the truth and still has not clearly denied having been in the late stages of a material transaction or acknowledged that pressure from Waterton and other Shareholders was the primary reason that the Board did not pursue the Mantos Transaction. For any Shareholder to appropriately evaluate the strategic judgement of the incumbent Board, it is critical to know whether Hudbay was in the late stages of negotiating the Mantos Transaction at the time of the Bloomberg report. The Company's failure to clarify this, including in the Hudbay Circular, is unacceptable.

If the Company was indeed pursuing the Mantos Transaction, a deal that would have destroyed substantial Shareholder value, Shareholders should know that before they cast their vote, because this fact goes to the core of the issue that is being voted on: the strategic and business judgement of the Board. Why would clarifying this be an issue for the Board, unless they have something to hide?

Given the lack of a clarifying press release by the Company, on October 16, 2018, representatives of Waterton had a telephone conversation with Alan R. Hibben, Chairman of the Board. On this call, Waterton made two requests of the Company: (1) immediately issue a clarifying statement to Shareholders confirming that it was not currently pursuing, and had no plans to pursue in the near term, the Mantos Transaction in any form or any other acquisition, joint venture or similar transaction (an "**Imminent Transaction**"); alternatively, Waterton requested that, if the Company could

not provide this comfort, the Company publicly commit to putting any Imminent Transaction before Shareholders for a vote prior to consummating any such transaction; and (2) to meet with Mr. Hibben and other members of the Board to discuss the composition of the Board and how it could be refreshed to add additional skills that Waterton believed were required, particularly given the Company's long-standing and material market underperformance.

In response, Mr. Hibben communicated to Waterton that the Board was not willing to issue any clarifying statements relating to an Imminent Transaction. Mr. Hibben did, however, agree to arrange a meeting at the start of November with Waterton to discuss its concerns with respect to the composition of the Board.

As our repeated attempts to confirm that the incumbent Board would not pursue an Imminent Transaction had been repeatedly denied, we felt that we had no choice but to, on October 23, 2018, take the extraordinary step of requisitioning a special meeting of Shareholders for the purpose of considering an advisory resolution with respect to certain potential transactions (the "**Requisition**"). We acknowledge that such a proposition is atypical, but since the publication of the Bloomberg report, Hudbay's Share price had declined approximately 28% leaving us with no choice but to use the Requisition as a method to preserve value for all Shareholders.

Pivot to Board Composition Matters and the First Settlement Offer

In early November 2018, we met with Mr. Hibben and Sarah B. Kavanagh, the Chair of the Audit Committee of the Board, to discuss a potential framework for the changes that we believed were both necessary and appropriate for the Board. At the beginning of this meeting, we made it clear that, prior to sharing the identities of our potential director nominees, we strongly preferred to first agree upon the framework and terms of a Board reconstitution. This was to ensure the Board was approaching these discussions in good faith and not just for appearance purposes to say that they have engaged or strategic purposes to get an early preview of our highly qualified nominee slate. Stated simply, it would have been unfair to our potential nominees and unprofessional to publicize their identities (and subject them to entirely superfluous dialogue) without knowing whether a framework for settlement was even achievable.

Ms. Kavanagh seemed to acknowledge the reasonability of our position as, having heard our views on nominee identity disclosure, she requested that Waterton prepare a concise term sheet outlining our proposed settlement framework for Mr. Hibben and Ms. Kavanagh to discuss with the rest of the Board. We appreciated Ms. Kavanagh's reasonable approach. Mr. Hibben and Ms. Kavanagh also indicated at this meeting that, given Waterton's investment (at the time of this meeting, Waterton held approximately 8% of the issued and outstanding Shares), they would be inclined to entertain a settlement proposal providing for the addition of three new directors, two selected by Waterton and one selected by Hudbay.

In good faith, Waterton promptly prepared and provided to the Board a draft two-page term sheet in furtherance of a settlement (the "**First Term Sheet**"). In the First Term Sheet, Waterton requested that the Board be increased to 11 directors and that four nominees identified by Waterton (all of whom were independent of Waterton) be appointed to the Board to fill the vacancies created by the resignations of three incumbent directors. Given our concerns that the Company could undertake a dilutive transaction, especially in light of its lack of assurance regarding the Mantos Transaction, in the First Term Sheet we requested that Waterton be provided with anti-dilution rights for a period of time. As well, we offered the services of a Waterton board observer on customary terms to, among other things, allow the Board access to the substantial technical expertise of Waterton.

After receiving the First Term Sheet, prepared at the request of Mr. Hibben and Ms. Kavanagh, the Board engaged in what can only be described as a clear and unfortunate about-turn as they refused to engage in any manner with us on the proposed settlement terms and, instead, demanded that we share the identities of our potential nominees. This was clearly in bad faith and inconsistent with the parameters under which the First Term Sheet had been initially requested and issued. We believe that such "attempts at negotiation" were nothing more than an effort on the part of Mr. Hibben to say that members of the Board engaged with Waterton. We accordingly decided to seek changes to the Board as soon as possible to mitigate further value destruction.

On December 13, 2018, Waterton publicly announced that it was finalizing its recruitment of a slate of highly qualified, independent director candidates to nominate for election to the Board at Hudbay's 2019 annual meeting of Shareholders. In this letter, Waterton also withdrew the Requisition, having for the time being served its purpose of preventing the Company from consummating a value-destructive and dilutive transaction, so that Shareholders could focus on the urgent need for Board refreshment.

On January 16, 2019, Waterton formally announced the identities of its director nominees. This was followed by Waterton's publication, on February 19, 2019, of a comprehensive investor presentation titled "Rebuilding Hudbay & Maximizing Shareholder Value" (the "**White Paper**") setting out a detailed path forward for Hudbay to recognize its potential and unlock Shareholder value. The White Paper is available at www.NewHudbay.com.

Hudbay Adopts Tactical Defenses To Preserve Entrenchment

In the face of the commencement of Waterton's public solicitation of Shareholder support, Hudbay failed to engage in any constructive dialogue with Waterton. Instead, on February 19, 2019, nearly five weeks after Waterton first publicly announced the identities of its director nominees and subsequent to the mailing and public filing by Waterton of its initial information circular in respect of such nominees, the Company adopted, without Shareholder approval, an advance notice by-law (By-Law No. 2) (the "**Advance Notice By-Law**"). The unilateral adoption of the Advance Notice By-Law was effectively a tactical measure in direct response to Waterton's public announcements of its intentions to nominate directors for election at the Meeting, which is clearly impermissible under applicable laws.

As an additional Board entrenchment tactic, on March 12, 2019, Hudbay announced that it had unilaterally adopted a limited duration shareholder rights plan that would expire on September 12, 2019 and in respect of which Hudbay will not be seeking Shareholder ratification at the Meeting. This clearly evidences that the adoption of the shareholder rights plan was simply another tactical maneuver by the Company to frustrate Shareholder wishes and further entrench the Board.

Waterton's Further Settlement Attempts

On March 13, 2019, Hudbay, through its counsel, approached counsel to Waterton with a proposed settlement, providing for the appointment of one of the Waterton Nominees to the Board (without identifying such nominee) and one director candidate recruited by the Board. Hudbay's counsel stated that Chairman Hibben and Alan Hair would have to remain as Chairman and CEO, respectively, as part of any negotiated resolution. By this time, Waterton had increased its position to 12%, becoming the second largest Shareholder. This proposed settlement clearly did it provide the level of meaningful and ineffective Board change required since the most entrenched director, Chairman Hibben, would remain on the Board indefinitely. We correctly viewed this offer as wholly inadequate, and advised Hudbay that we would continue to pursue our objective of meaningful Board refreshment. However, we indicated that we remained open to settlement discussions that would result in material changes to Hudbay's leadership and Board composition.

In late March 2018, in an attempt to reach a reasonable settlement, Waterton again approached Hudbay and scheduled a meeting with Chairman Hibben and Ms. Kavanaugh for the purposes of negotiating, in good faith, a potential settlement. On April 3, 2019, Waterton submitted to Hudbay a further term sheet (the "**Second Term Sheet**") setting out Waterton's proposed settlement terms, which settlement construct was supported by Shareholders holding approximately 30% of the Shares. The Second Term Sheet set forth the following settlement proposal: the appointment of four of the Waterton Nominees (Mr. Kukielski being one of them) to the Board to fill the vacancies created by the resignations of four incumbent directors; Alan Hair would continue as CEO and a director; Mr. Kukielski would be appointed as Executive Chair to provide proper strategic oversight; and Mr. Hibben would continue as Lead Independent Director for a one year period. The Second Term Sheet was carefully and thoughtfully constructed, having gone through several iterations, following discussions with many of Hudbay's largest Shareholders. The Second Term Sheet reflected the level of leadership change at Hudbay that Waterton and several significant Shareholders believed was necessary to address the issues that have been plaguing Hudbay; to maximize shareholder value; and to refresh the Board in a manner that frees Hudbay from its pervasive culture of entrenchment.

Following the submission of the Second Term Sheet, we believe holders of approximately 30% of the Company's Shares discussed the proposal with the Company and expressed their support for such a settlement agreement. Waterton and the Company had a meeting scheduled for April 4, 2019. Our intentions were to discuss the supported settlement proposal with Mr. Hibben and director Ms. Kavanaugh at the meeting and progress negotiations on the Second Term Sheet in the days following the meeting, as the Company had until mid-April to issue its meeting materials. At the April 4th meeting, Mr. Hibben conveyed that he would discuss the proposal with the remainder of the Board and revert with feedback. We took his words at face value. During this meeting, once again, we found Chairman Hibben to be dismissive. Chairman Hibben conveyed that he would discuss the proposal with the remainder of the Board and revert with feedback. We took his words at face value. The very next day, Mr. Hibben requested a call with Waterton at 10:45 a.m. and on that call indicated that the Company would be rejecting the supported settlement. Mr. Hibben did not provide any feedback or counterproposal. Less than two hours after the call ended, the Company issued the Hudbay Circular and other proxy-related materials.

From Waterton's perspective, we believe that this "negotiation" was an attempt by Chairman Hibben and the Board to merely provide the optical appearance to shareholders and the proxy advisory firms that it was making attempts at engaging with Waterton. The fact that the Company had a press release, detailed presentation, and the Hudbay Circular ready to go, replete with over the top attacks and false accusations against Waterton and the Waterton Nominees, in our minds demonstrates that they had no interest in a true negotiation. Certain members of the Board, including Mr. Hibben, intentionally ignored the sentiments of holders of approximately 30% of the Company's Shares. In fact, the Board's bad faith approach to negotiations has been a consistent theme. In November 2018, when Waterton first engaged in settlement discussions with the Company and owned approximately 8% of the Company, Chairman Hibben offered Waterton 2 of 10 Board seats. In April 2019, despite Waterton now owning approximately 12% of the Company and having ~30% Shareholder support for a settlement proposal, Chairman Hibben offered us 2 of 11 seats, a nonsensical downgrade from his original position. Ultimately, Hudbay's leadership, including Chairman Hibben, have shown themselves much more adept at entrenchment maneuvers and gamesmanship than at doing what is right and best for Shareholders.

MAXIMIZING LONG-TERM SHAREHOLDER VALUE AT HUDBAY

Waterton's Proposed Change

Waterton believes the inclusion of A.E. Michael Anglin and David Smith on the Company's slate of director nominees is a good start and we support the Company's nomination of Richard Howes to the Board. We further believe this partial refreshment vitiates the need for all eight of the individuals previously nominated by Waterton to be elected to the Board, however, we continue to believe that severe gaps remain on the Board with respect to strategic expertise, capital allocation discipline and accountability. Further, we would note that for almost a decade nearly 50% of the Hudbay Board served alongside a substantial proportion of the current C-Suite being in senior management roles and an incredible amount of Shareholder value was destroyed during this time. To that end, the level of change must be commensurate with the level of entrenchment and value destruction. In the case of Hudbay, for Board refreshment to be meaningful from an expertise perspective and effective from an entrenchment perspective, additional new, independent and qualified voices are needed on the Board, including Richard Nesbitt, Peter Kukielski and Daniel Muñiz Quintanilla (the "**Refreshment Group**"). We propose that the Refreshment Group replace Chairman Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales (the "**Withhold Group**").

A Minority Slate with Significant Strategic Wherewithal


HUDBAY'S SLATE
Withhold Group
Waterton Nominees
Alan Hibben
Kenneth Stowe
Igor Gonzales
A.E. Michael Anglin
David Smith
Richard Howes
7TSR
7TSR
7Conflicted
7C-Suite
7C-Suite
7Distracted
7Micro-cap
7Micro-cap
7ESG
HUDBAY REFRESHMENT
Much needed, but not enough
ADDITION
Hudbay-nominated
Alan Hair
Carol Banducci
Sarah Kavanagh
Carin Knickel
Colin Osborne
HUDBAY'S PROPOSED CHANGE IS DANGEROUSLY INSUFFICIENT
WATERTON'S SLATE
Refreshment Group
Waterton Nominees
Richard Nesbitt
Peter Kukielski
Daniel Muñiz
A.E. Michael Anglin
David Smith
Richard Howes
3TSR
3TSR
3TSR
3C-Suite
3C-Suite
3C-Suite
3Large-cap
3Large-cap
3Large-cap
HUDBAY REFRESHMENT
Much needed, but not enough
ADDITION
Hudbay-nominated
Alan Hair
Carol Banducci
Sarah Kavanagh
Carin Knickel
Colin Osborne
A MINORITY SLATE WITH SIGNIFICANT STRATEGIC WHEREWITHAL
1 The entrenchment in the Hudbay boardroom and C-Suite goes back nearly a decade and is significant in scope
2 To ensure accountability, degree of change should be commensurate with degree of entrenchment
3 Without additional change, Hudbay's proposed Board would still be lacking key strategic skills, expertise and perspectives necessary to create long-term shareholder value

The Refreshment Group has Board and C-Suite experience at some of the largest global mining companies and Canadian financial institutions, all of which are significantly larger than Hudbay on every meaningful metric, and this group can bring their large company expertise and strategic judgement to Hudbay. This is a unique opportunity for Hudbay Shareholders and we are hoping that Shareholders will support this *minority* change.

Withhold Group vs. Refreshment Group


WITHHOLD
VOTE FOR
Alan Hibben
Kenneth Stowe
Igor Gonzales
Richard Nesbitt
Peter Kukielski
Daniel Muñiz
Relative TSRs While at Hudbay¹
-131%
-88%
-75%
CHRONIC UNDERPERFORMANCE
GLOBAL PUBLIC COMPANY EXPERIENCE
Average Market Capitalization for Board and C-Suite Roles ($ millions)²
$263
$490
$4,106
$20,709
$10,784
$29,026
Alan Hibben
Kenneth Stowe
Igor Gonzales
Richard Nesbitt
Peter Kukielski
Daniel Muñiz

Source: Bloomberg, Capital IQ, Company Filings as at April 5, 2019

1. *As at the October 4, 2018 (day before Waterton first issued a public letter to Hudbay's Board of Directors, the "**Unaffected Date**"), since the director was appointed to the Hudbay Board*
2. *Calculated by averaging the market capitalizations of all the companies each person has served as C-Suite or board member, as at end of tenure or April 5, 2019, excluding Hudbay*

In the Hudbay Circular, the Company emphasizes the number of public company boards its Management Nominees have sat on and their years of service on these boards. The reality is that quality always trumps quantity. The current Board's experience is primarily with small- and micro- cap companies and unpacking their board service brings to light their lack of qualifications to continue serving on the Hudbay Board.

Quantity ≠ Quality
Is this the Board You Trust to Grow Your Investment?


The Board, led by Mr. Hibben, Chairman of Hudbay and Chair of the Governance Committee, believes that tenure of board service is the primary metric to determining who is "qualified" to be a member of the Hudbay Board. We strongly disagree
4. PROBLEMATIC SLATE OF NOMINEES
LACK OF BOARD EXPERIENCE / QUALIFICATIONS
Number of Public Company Boards1
Hudbay Board of Directors: 27
Only 4 Boards Larger than Hudbay2
Of the 27 company boards, cumulatively, the Hudbay Board nominees have only served on 4 boards that have a market capitalization greater than that of Hudbay
Is this the Board you want to trust to grow your investment?
Cumulative Tenure of Board Service (Years)1
Hudbay Board of Directors: 104
Only 15 Years at Companies Larger than Hudbay2
Of the 104 years, cumulatively, the Hudbay Board nominees have only 15 years of experience on company boards that have a market capitalization greater than that of Hudbay
Mr. Hibben represents ~14 of the 104 years of experience claimed by Hudbay, all of which have been at small-cap and micro-cap companies significantly smaller than Hudbay
Is this the Board you want to trust to grow your investment?

Source: Company filings, Bloomberg, Capital IQ as of April 5, 2019

1. *Includes Independent Director positions, excluding Hudbay, held by Hudbay's 2019 Board nominees*
2. *Includes Independent Director positions, excluding Hudbay, held by Hudbay's 2019 Board nominees at companies with market capitalizations greater than Hudbay, as at end of tenure or April 5, 2019*

Comparing the Board and C-Suite experience of the Refreshment Group with the Withhold Group very much reveals the degree to which Shareholders can now upgrade the strategic judgement, experience and know-how in the Hudbay Boardroom. As a result of our proposed change, institutional-grade talent would replace micro-/small- cap boardroom-grade talent.

Withhold Group Lacking Big Company Experience and Strategic Vision

Hudbay shareholders have a rare opportunity to elect highly-qualified professionals who have successfully led some of the largest global mining companies and Canadian financial institutions from the C-Suite and boardroom


Boardroom and C-Suite Experience¹
Bubble Sizes = Revenue ($ billion)
Operating Income ($ billion)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
Under Mr. Gonzales' leadership, Barrick took a write-down of $5.1 billion from Pascua Lama
Barrick
CIBC
Grupo Mexico
Southern Copper
Teck
Falconbridge
South32
ArcelorMittal
Alamos
Minera El Brocal
Northgate Minerals
Buenaventura
Home Capital
$5.0
$10.0
$15.0
$20.0
$25.0
$30.0
$35.0
$40.0
$45.0
Market Capitalization ($ billion)
Refresh Group
Withhold Group
Refreshment Group
✓ Real institutional-grade experience
✓ Proven track record of revamping companies' strategic direction and culture
✓ Global experience with deep operational expertise
✓ "Blue chip" track records
✓ Well-known and respected by the mining community and the capital markets
Withhold Group
X Primarily micro-cap and small-cap boardroom experience
X Primarily micro-cap and small-cap C-Suite experience
X Responsible for significant value destruction at Barrick Gold, the only major mining company C-Suite position held by the Withhold Group
X Abysmal track-record of shareholder value destruction

Source: Capital IQ as of April 5, 2019

1. *Revenue, operating income and market capitalization as at end of tenure or April 5, 2019*

Clearly, the opportunity to upgrade the Hudbay Boardroom to this extent is unique and Shareholders should absolutely take advantage of it.

Waterton's Involvement in Hudbay, Mantos Cooper & Hard Evidence of the Board's Lies

Prior to the Bloomberg article on October 4, 2018, which raised the possibility that Hudbay was in late stage negotiations to acquire Mantos for ~$780 million, the Company's total shareholder returns ("**TSR**") year-to-date had been ~41% and the Company had underperformed its peers ("**Peers**")[1] by ~32%. This destruction of Shareholder value was due to, among other matters, the following factors:

- A flawed, myopic short-term strategy;
- Damaged credibility from consistently misguiding the market and failing to deliver on stated portfolio objectives; and
- A broken culture, consisting of an entrenched Board that failed to hold management to account.

Following the report, Hudbay's share price fell 7.9% intraday and continuing its downward trend in the following weeks. Waterton vocally opposed the acquisition because of the Company's existing capital requirements, its then discounted valuation and its need to focus on its own operational issues. We believe the market was delivering a clear message to Hudbay: the Mantos Transaction would be value destructive and Shareholders were not supportive.

Despite its Share price falling so significantly intraday, following the close of trading on October 4, 2018, Hudbay issued a press release that did not deny its potential acquisition of Mantos. Instead, the Company stated that Hudbay

[1] Peers include Ero Copper, Southern Copper, First Quantum, Antofagasta, Oz Minerals, Lundin and Freeport.

would consider opportunities "provided they are accretive to shareholder value on a per share basis"[2].

In the weeks that followed, Hudbay's Share price declined further, falling as much as 28%, we believe driven by market fears that the Company was secretly pursuing the Mantos Transaction. It was only following Waterton announced on October 23, 2018 that it had delivered the Requisition and Hudbay's October 31, 2018 announcement that it had entered into an agreement to acquire the Nevada-based copper miner, Mason Resources Corp. (which appeared to signal that the Mantos Transaction would not take place), that the Company's Share price started to recover.

Hudbay's Share Price Performance (C$/share)

Hudbay's Downward Trajectory: Failed to Meet Objectives and Mantos Transaction


Hudbay Share Price Performance
Share price depreciated 28% in the period following the release of the Bloomberg article
Failed to Meet Objectives and Mantos Transaction
Waterton Taking Action
Oct-4-2018
Bloomberg Article: Reports HBM in Talks to Buy Mantos
Share Price Drops 7.9% Intraday
After Market Close, HBM Responds to Article But Does Not Deny Acquisition; Waterton Publicly Opposes Mantos
Share Price Drops Another 3.7% on Oct-5-2018
Oct-31-2018
HBM Acquires Mason; ~$20 million Transaction is ~1% of Market Cap
It was at this time that the market understood Hudbay was not going to buy Mantos
After a 28% share price decline since Bloomberg reported the possible Mantos acquisition, the stock began its upward trajectory as Waterton took action and the risk of this value destructive transaction was mitigated
Feb-21-2018
HBM Announces Q4/17 Results; Manitoba Operating Costs Increased 27% YoY
Jan-17-2018
HBM Guides that FY/18 Production will be ~15% Lower than 2017. Management Also Indicated that Receival of the Rosemont Permits Has Now Been Delayed to At Least Mid-2018
Mar-29-2018
HBM Announces One-Year Delay to Mining Pampacancha
Jul-6-2018 to Sep-25-2018
Waterton Acquires 4.8% Position in Hudbay
Oct-23-2018
Waterton Sends Special Meeting Requisition to HBM
110
100
90
80
70
60
50
40
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Hudbay
Copper Price

Source: FactSet as of April 5, 2019

Hudbay has Misled Shareholders and the Market about Waterton's Involvement with the Mantos Transaction

In its widely disseminated proxy materials, the Company alleged that Waterton "seeded" the article about the Mantos Transaction with Bloomberg in order to drive down Hudbay's Share price and acquire Shares at a reduced price – essentially, the allegation is that Waterton manipulated the market. Rather than engage in a meaningful discussion of the Waterton Nominees and their vision for the future of the Company, the Hudbay Circular, and its snake imagery, was predicated on that assertion of market manipulation. This is a grave accusation, and every Shareholder will appreciate the seriousness of such a claim.

For the record, Waterton did not make any attempt to drive down the Share price. Waterton did not "seed" the Bloomberg article. It did not trade a single Share the day that the Bloomberg article was published or on the day after. See our public Form 13D filings to confirm this. We note that, during these two days, approximately 19 million Shares traded (~C$110 million of Shares), representing ~2.8x the average trading volume of the prior 20 trading days. Waterton was not among those trading the day the article was published or the day after. In fact, Waterton made

[2] https://www.hudbayminerals.com/English/Media-Centre/News-Releases/News-Release-Details/2018/Hudbay-Comments-on-Media-Report/default.aspx

repeated requests of the Company to comment on the Bloomberg article and deny that it was pursuing the Mantos Transaction.

The Company could have stopped the downward pressure on its Share price by doing one simple thing: categorically denying that it was in late stage negotiations to acquire Mantos. We believe that it did not do this because it was in fact in late stage negotiations on Mantos – and admitting that would have shattered any belief that had in the strategic judgement of this Board. That judgement of the Board is one of the key items that Shareholders must assess now at the Meeting.

Acknowledging the fact that the allegation of market manipulation is untrue, the Company has now surreptitiously, without any announcement, amended its proxy presentation to remove reference to Waterton "seeding" the Bloomberg article. However, the allegations of disingenuous and dishonest conduct remain throughout the Hudbay Circular.

The Hudbay Board is Entrenched; Has Sought to Mislead Shareholders


The Hudbay Board has misled shareholders in its Proxy Materials; they have retracted the allegation that Waterton "seeded" the Mantos Bloomberg article, but continue to falsely suggest that Waterton has had a negative effect on the price of Hudbay shares
Hudbay "Proxy Materials" Investor Presentation April 5, 2019:
"Bloomberg Article Seeded by Waterton & Waterton Acquisition Moratorium Demand"
Hudbay "Proxy Materials" Investor Presentation April 12, 2019:
"Bloomberg Article & Waterton Acquisition Moratorium Demand"
1. TRACK RECORD OF VALUE DESTRUCTION
WATERTON HAS A NEGATIVE EFFECT ON HUDB ARES
WATERTON MADE ~60% OF THEIR PURCHASES AFTER DRIV DBAY'S SHARE PRICE DOWN
Waterton Related News Release
Date
Bloomberg Article Seeded by Waterton & Waterton Acquisition Moratorium Demand
Oct 4-5, 2018
Bloomberg Article & Waterton Acquisition Moratorium Demand
HUDBAY Waterton Proposal is Full of Red Flags

Source: Company filings

Boards of substantial public companies should not mislead their shareholders in this way. The Company has called Waterton many things in the Hudbay Circular. We are not going to respond in kind, but we do ask Shareholders to assess whether the Company's incumbent Board is in the best position to direct Hudbay going forward. In doing so, we ask our fellow Shareholders: if this Board is willing to falsely accuse one of its largest shareholders of market manipulation in order to entrench themselves, what else are they prepared to do?

Hudbay's Chronic Underperformance and Abysmal TSR

Prior to Waterton's active involvement in Hudbay, the Company suffered through years of abysmal performance. The numbers speak for themselves:

Chronic Underperformance – Abysmal TSR


Hudbay TSR Relative to Peers Median¹
1-Year
3-Year
5-Year
Hibben Tenure³
After Waterton Involvement⁴
55%
(35%)
(66%)
(71%)
(131%)
Hudbay TSR Relative to Proxy Peers Median²
1-Year
3-Year
5-Year
Hibben Tenure³
After Waterton Involvement⁴
56%
(19%)
(45%)
(26%)
(93%)
Hudbay TSR Relative to S&P/TSX Global Base Metals Index
1-Year
3-Year
5-Year
Hibben Tenure³
After Waterton Involvement⁴
53%
(36%)
(50%)
(47%)
(24%)
Hudbay TSR Relative to S&P/TSX Composite Index
1-Year
3-Year
5-Year
Hibben Tenure³
After Waterton Involvement⁴
56%
(41%)
(14%)
(69%)
(122%)

Source: Bloomberg, Company filings

1. *Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper.*
2. *Proxy Peers are selected by Hudbay and include Antofagasta, Capstone, First Quantum, Imperial Metals, Lundin, Oz Minerals, Nevsun, Turquoise Hill.*
3. *Since March 23, 2009 (appointment of Alan Hibben, current Chairman, to the Board).*
4. *Since October 4, 2018 (day before Waterton first issued a public letter to the Board).*

Hudbay's Share price performance has markedly improved since Waterton's involvement. In its proxy materials, the Company does its best to take credit for the improved performance, but the facts and numbers prove otherwise. An analysis of Hudbay's Share price chart clearly demonstrates that, since the recent low after the Company failed to deliver on its objectives and its mishandling of the Mantos acquisition-related disclosure, the most significant increase in the Company's Share price came between October 31, 2018 and February 19, 2019. During this time, Waterton issued multiple letters, filed multiple Form 13Ds, announced a potential Board refresh, involving an incredibly well-credentialed Board slate, and released its White Paper. During this time, the market also gained confidence that the Company was not pursuing the Mantos Transaction because of its acquisition of Mason Resources. Notably, during this time, Hudbay's Share price increased by approximately 62%. Conversely, in the period following February 26, 2019, the Company has been desperately issuing press releases at record rates touting its "wins". Tellingly, the Share price has only increased by ~9% over this period. A Board that has lacked strategic value creation wherewithal for years didn't develop it overnight—the market sees that the promotional news and press releases are a reaction to Waterton's involvement.

Hudbay's Upward Trajectory: Waterton Taking Action


Hudbay Share Price Performance
Share price depreciated 28% in the period following the release of the Bloomberg article
Failed to Meet Objectives and Mantos Transaction
Waterton Taking Action
Oct-31-2018 to Feb-19-2019
Waterton Issues Multiple Letters
Waterton Files 13-Ds
Waterton Announces Independent Slate of Nominees
Waterton Presentation Detailing New Strategy to Maximize Shareholder Value
Hudbay's Share Price Increases 62% During This Period
+62% Share Price
+9% Share Price
Feb-19-2019
Waterton Presentation Detailing New Strategy to Maximize Shareholder Value
110
100
90
80
70
60
50
40
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Hudbay
Copper Price
Feb-26-2019
Discovery of New Deposit Near Lalor
Mar-8-2019
Receipt of Rosemont 404 Permit from Army Corps of Engineers
Mar-13-2019
Acquisition of UCM's Minority Stake in Rosemont
Mar-21-2019
Receipt of Rosemont Mine Plan of Operations
Mar-28-2019
Announces Early Works Program for Rosemont
As HBM was achieving its "objectives," the stock price increased just 9%. The Board is trying to take credit for Waterton's positive impact on the share price

Source: Capital IQ as of April 5, 2019

Hudbay's Core Issue: You Can't Solve What You Can't See

In our view, the central problem at Hudbay is that the Board is merely seeing the tip of an iceberg that could ultimately sink the Company, much like after building Constancia when the Company was on the brink of insolvency.

With Waterton's sustained scrutiny, Hudbay's management has cherry picked some of the low-hanging operational fruit. However, the most worrying theme that comes out of the Company's proxy materials is that they actually believe that cherry picking the obvious low hanging operational fruit *is the win*. "Wins" at Hudbay are currently viewed strictly through a *short-term* operational lens, and not with a focus on *long-term* shareholder value creation, and that's problematic. It's a build for the sake of building, operate for the sake of operating mentality divorced from the concept of creating long-term shareholder value.

At Manitoba, the Company has known about the Lalor Gold Zone for years. They've owned the New Britannia Mill since 2015. Now, nearly half a decade after purchasing the mill, and only after Waterton has pressured them publicly, they have managed to generate a *pre-feasibility* study on the Lalor Gold Zone that contemplates using the mill – and they are touting that as a "win"? Shareholders should be pleased that the next operational step at Lalor has progressed, even if just to a pre-feasibility study state. From the perspective of creating long-term shareholder value, however, the real "win" at Manitoba is not releasing a pre-feasibility study after half a decade, it's answering the strategic portfolio construction and optimization questions surrounding the Manitoba operations.

The same is true with respect to Rosemont. Again, Shareholders should be pleased that, after numerous failed efforts in years past and under scrutiny from Waterton, the Company finally obtained the 404 permit. But the permit is not the long-term value creation catalyst. Tellingly, news of the issuance of the permit didn't even meaningfully move the Share price on the day that it was announced. The real "win" at Rosemont is not obtaining the 404 permit; it is formulating a risk-adjusted, holistic strategy for the project based on updated capital costs, and a view on permitting/litigation, financing strategies and ownership structures and communicating that strategy to the market. Instead, the Company has communicated to the market that it intends to construct Rosemont and has allocated $122 million dollars to a construction early works program and it will sort out joint venture partnerships and financings at some point in the future. Is this strategic thinking? Is this a convincing capital allocation decision? Or, is this just taking the next operational step for the sake of it and building for the sake of building?

Creating long-term Shareholder value and avoiding value destruction requires strategic thinking. Yet the reality is the Board does not have the experience, skillset and know-how in the mining sector to properly take advantage of the strategic opportunities and assess the strategic risks facing this Company, and so they just focus on taking the next operational step. And therein lies the fundamental problem: you can't solve what you can't see.

The Hudbay Board is Myopically Focused on Short-Term Objectives


You Can't Solve What
You Can't See
PAMPACANCHA LAND RIGHTS
ROSEMONT PERMIT
MANITOBA MINE PLAN
ROSEMONT LITIGATION STRATEGY
EFFECTIVE ACCOUNTABILITY
HOLISTIC CAPITAL ALLOCATION STRATEGY
UPDATE ROSEMONT CAPITAL COST ESTIMATES
EVALUATE STRATEGIC ALTERNATIVES FOR MANITOBA
STRATEGY TO RESOLVE COMMUNITY ISSUES IN PERU
STRATEGY FOR ROSEMONT'S JOINT VENTURE PARTNERSHIP SELECTION PROCESS AND OWNERSHIP STRUCTURE
STRATEGIC ALTERNATIVES FOR PORTFOLIO OPTIMIZATION TO MAXIMIZE SHAREHOLDER VALUE
FINANCING STRATEGY TO FUND THE ESTIMATED $1.9 BILLION CAPEX FOR ROSEMONT

Hudbay Requires Strategic Thinking, Better Capital Allocation Decisions & a Culture of Accountability

So what needs to change at Hudbay? Critically, the Company requires sufficient additional bench strength in the Boardroom that will:

- Make strategic decisions with a view toward creating *long-term* Shareholder value;
- Allocate capital based on predefined hurdles and as a part of a holistic strategy; and,
- End the culture of entrenchment and create a culture of accountability.

Lack of Strategic Thinking and Poor Capital Allocation: Constancia

The current Board has an appalling track record when it comes to capital allocation and executing on key strategic matters. Note that, Constancia was built under the oversight of a significant proportion of the current Board. Let's factually review what happened to this Company when Constancia was built under this Board's oversight.

Hudbay's History of Construction Resulted in Near-Insolvency


The construction of Constancia brought Hudbay to the brink of insolvency in 2016
Constancia Construction Brought Hudbay to Brink of Insolvency
Increasing risk of insolvency
~$800 million cash with no debt
Depleted cash balance ($54 million) with ~$1.3 billion debt
Balance Sheet ($ millions)
Cash
Debt
Hudbay Share Price Performance From the Commencement of Constancia Construction to Brink of Insolvency
Share Price (C$/share)
$11.15
~80% share price destruction
$2.27
Nevertheless, the higher capital spending in 2016 and slightly negative FCF profile at spot prices put focus on liquidity
Cormark – Feb 10, 2016 (emphasis added)
Hudbay faces potential debt covenant breaches in the coming quarters
Canaccord Genuity – Jan 14, 2016 (emphasis added)
Covenant breach concerns have been weighing on the shares, in our view
CIBC – Jan 14, 2016 (emphasis added)
Our analysis indicates that at spot commodity prices and currencies, HudBay would have a free cash flow shortfall of $208 million in 2016, and could breach the debt covenants on its revolver in Q3/2016. HudBay has indicated that it is in discussions with its bankers regarding changes to its covenants
RBC – Jan 15, 2016 (emphasis added)

Source: Capital IQ, Company filings, analyst reports

While they did indeed build a mine, the Board also turned a close to $2 billion company into a $380 million company, destroying ~80% of the value of Shareholders' investment. The Board loaded the Company's balance sheet with debt and we believe took the Company to the brink of insolvency, as the Company was in jeopardy of breaching its debt covenants and had only $53.9 million of cash and cash equivalents on its balance sheet. We find it unfortunate that this is what the Board and the current C-Suite tout as their biggest "win".

Now, we have a strikingly similar situation to that of 2012. The Board seems to have sanctioned building Rosemont. With a market capitalization of close to $2 billion, the Company is proposing to start the construction of another mine, which has an even larger capex requirement and, this time, it is starting with approximately $1 billion of debt on its balance sheet versus 2012 when it was debt free. What will be the result this time around?

You Trust This Team to Execute on a Larger Project?

The same team that led Hudbay to the brink of insolvency in building Constancia is taking another go with a larger project and a more fragile balance sheet. What will be the result this time around without appropriate oversight?



Constancia
Project
Rosemont
1,546
Capex requirement[1]
Higher capex
1,921
1,930
379
Market cap[2]
Similar m.cap.
1,934
Hudbay lost ~80% of its market value following the decision to leverage its balance sheet and construct Constancia[3]
776
Cash[2]
Less cash
515
0
Debt[2]
Higher debt
1,055
0%
Debt to capitalization[2]
More leveraged
35%
Chairman of the Board
Director
Director
IS THIS THE TEAM YOU WANT TO TRUST WITH YOUR CAPITAL?

Source: Company filings, FactSet

1. *Constancia capex requirement per Hudbay August 2012 investor presentation*
2. *Figures for Constancia as of April 2, 2012, date of Hudbay's first investor presentation on Constancia; figures for Rosemont as of April 5, 2019; debt includes debt and finance lease obligations*
3. *Market capitalization as of January 27, 2016*

Lack of Strategic Thinking and Poor Capital Allocation: Mantos Copper

Hudbay's decision to pursue the Mantos Transaction is another example of the severe lack of strategic thinking and poor capital allocation practices pervasive in the Boardroom today. The Company should not have been making material acquisitions in the third quarter of 2018 given its then deeply discounted valuation and the operational issues plaguing its own assets, and it certainly should not have been acquiring Mantos. Acquiring Mantos would have placed an immense amount of stress on the Company's balance sheet and the fact that the Board was even contemplating such a transaction clearly demonstrates their poor strategic judgement.

Mantos Acquisition: Substantial Capital Requirements

If Hudbay had acquired Mantos, it would have thrust itself into a position in which it had potential capital requirements and existing debt approximately three times greater than its market capitalization

Poor Capital Allocation Practices

- At the time of the Bloomberg article, Hudbay's market capitalization was ~$1.25 billion. The possibility that Hudbay was contemplating a ~$780 million acquisition of an asset that required ~$990 million in Capex puts into question the Board's judgment
  - Given the Company already had ~$540 million in net debt and ~$1.9 billion of capital requirements at Rosemont, acquiring Mantos would have placed exceptional stress on Hudbay's balance sheet
- Hudbay's decision to pursue Mantos is a clear example of a lack of strategic thinking and poor capital allocation practices

Given this near disastrous acquisition: does this Board have the strategic judgement to create long-term shareholder value?



Capital Spending Requirements if Hudbay Acquired Mantos
$4,231
Mantos Acquisition
$780
Mantos Capex Estimate
$990
Rosemont Capex
Estimate
$1,921
Hudbay Net Debt
$540
$1,253[1]
Hudbay Market Cap
Potential Capital Requirements and Existing Debt

Source: FactSet, Bloomberg, Company filings
1. As of Unaffected Date

In the months following the Bloomberg article, Hudbay has been evasive with respect to its statements on Mantos. The Company has not categorically denied that it was in the late stages of pursuing the Mantos Transaction. Did it submit a term sheet with a purchase price? Was it one of the last parties left in the process? Was it negotiating with the seller in late stage exclusive negotiations? Were purchase agreements going back and forth? Was the proposed purchase price ~$780 million? The Company will not say and that is problematic.

The issue of whether the Company was in the late stages of a Mantos deal is critical for Shareholders to know because it raises a key question: does this Board have the strategic judgement to create long-term shareholder value? If the Company was indeed even pursuing the Mantos Transaction, a deal that would have massively destroyed shareholder value, Shareholders should know that before they cast their votes at the Meeting.

Lack of Strategic Thinking and Poor Capital Allocation Equals Value Destruction

Over the past decade, Hudbay has allocated approximately $4.8 billion[3] of capital for acquisitions, expansion and sustaining capital. Hudbay's undisciplined capital allocation strategy has translated into value destruction for its Shareholders. Over the next three years, Hudbay is expected to allocate greater than $2 billion of capital to construct projects. Given their track record, how can this Board be trusted to allocate this capital in a way that creates value for Shareholders?

[3] As at the Unaffected Date.

History of Poor Investment Decisions


Since 2010, Hudbay's leadership has allocated ~$4.8bn of capital. As of the Unaffected Date, the Company's market capitalization was ~$1.3bn
Destroying shareholder value since 2010 (in millions)1,2
-
$130
$581
$453
$1,961
$497
$578
$573
$13
$4,787
$1,254
Sustaining Capex
Growth Capex
Acquisitions
Sustaining Capex
Growth Capex
Acquisitions
Sustaining Capex
Growth Capex
Acquisitions
Total Capex & Acquisitions
Market cap as of Oct-4-2018
Rosemont
Constancia
Manitoba

Source: FactSet as of Unaffected Date

1. *Since January 1, 2010, the year since current C-Suite became part of senior management*
2. *Includes fair value of consideration transferred in acquisitions*

A Culture of Entrenchment: Lack of Accountability

In addition to poor strategic decision-making and undisciplined capital allocation practices, Hudbay's Board has a long history of entrenchment and a deteriorating independence. We believe that this is responsible for the Board's inability to hold management to account and its unwillingness to consider the necessary level of refresh of its Board.

In our White Paper, we highlighted the nonsensical above-perfect scores given to management by the Board in their 2016 and 2017 Corporate Scorecards, despite the obvious failures by management to achieve major milestones in each of those years.

The erosion of independence and the lack of accountability evidenced in the past continues to be a significant problem today: In the 2018 Corporate Scorecard included in the Hudbay Circular, the Board awarded management an overall score of 93.5/100. During 2018, Shareholders lost 42% of the value of their investment. While management continues to get compensated handsomely, Shareholders are suffering. To that end, we would request that all Shareholders carefully analyze the Company's 2018 Corporate Scorecard. In our view, the scores on quantitative metrics which are difficult to manipulate are exceedingly low, but the Company is over-inflating more qualitative metrics to artificially inflate management's overall score.

Lack of Accountability Continues: Management Rewarded for Poor Execution in 2018


2018 Scorecard
93.5/100
?
2018 Shareholder Return
-42%
Management failed to deliver on key metrics and the Board artificially inflated the scorecard while shareholders lost 42% on their investment – where is the accountability?
2018 Performance
Negative TSR Relative to Proxy Peers
Missed on Cost Performance = 2.5/10
Poor NAVPS Growth = 0/10
Failed to Meet Project-Specific Milestones = 4/10
Board Artificially Inflates Score
Safety = 17.5/10
CSR = 14/10
Growth = 12/10
Acquired a low-quality asset for ~$20 million, equal to ~1% of Hudbay's market cap… this is a win?
Production = 14.5/10
Management admits they are not sure why the grade at Constancia is higher than reserve grade… this is a win?

Source: FactSet, Company filings

How can a management team that has a negative TSR relative to its proxy peers ("**Proxy Peers**"), that gets a 2.5/10 from its own Board on costs performance, gets a 0/10 on NAVPS growth and 4/10 on meeting project milestones, and delivers -42% shareholder return, end up with a 93.5/100 as its overall score?

We believe that this is the inevitable result when nearly 40% of the Board works together with nearly all of the current senior management for a decade: independence gets eroded.

Let's dive a bit deeper on the NAVPS growth score. For 2018, the Board gave management a score of 0/10 for NAVPS growth. That information is in the Hudbay Circular. In the same proxy materials that the incumbent Board approved, the Company touts its NAVPS growth over the last three years as being approximately 40%. However, if you pull the period start date back by just a few months to just over three years (and to align with when Alan Hair started as the CEO of the Company), the NAVPS growth is, practically zero.

Fact Vs. Fiction: NAV Per Share Growth

Fiction: Hudbay implies it has robust NAVPS growth that "…has increased by approximately 40% over the last 3 years"[1]

Fact: If you start the clock 3 months prior, when the Board actually appointed a new CEO, NAVPS growth is flat


Neptune NAVPS since 2016 (C$/sh)²
Awarded 15/40 on Scorecard for NAVPS Growth Since 2016
Jan-1-2016: Alan Hair becomes CEO
Apr-14-2016: "…failed to meet our benchmark of improving net asset value per share by 8% or more"
Mar-31-2017: "5% NAV accretion threshold not met"
Mar-29-2018: "NAV accretion of 9% meets target"
Mar-8-2019: Receipt of 404 permit at Rosemont
Apr-5-2019: "Failed to meet threshold of 5% accretion as of year-end"
Jan-1-2016 NAVPS C$11.73/sh
Oct-31-2018: Announced Mason acquisition
Feb-10-2019: Announced updated Lalor Gold Mine Plan
Apr-2-2016: Hudbay's cherry-picked date in Hudbay Circular
16.00
14.00
12.00
10.00
8.00
6.00
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Hudbay NAV per share (C$/sh)³

Source: FactSet as of April 5, 2019
1. *Hudbay Proxy Presentation, page 14*
2. *Each quote is taken from the Hudbay Circular for the respective year*
3. *Average of FactSet aggregated broker consensus*

Why is the Board, which ultimately approved the Hudbay Circular, seemingly trying to twist the facts here? The NAVPS growth score was 0/10 for 2018 and the NAVPS growth was minimal for the last 3.5 years since the current CEO assumed his role. Why arbitrarily pick a three-year period to show a positive NAVPS growth? The answer is simple: entrenchment, and seemingly attempting to mislead Shareholders to preserve the status quo. Board refreshment at this Company is desperately needed.

A Culture of Entrenchment: Lack of Alignment

The Withhold Group have been paid a total of approximately $4.5 million[4] in director fees since joining the Hudbay Board. While the Withhold Group have been collecting their Board fees, Hudbay has significantly underperformed its Peers and Proxy Peers.

Collectively, Mr. Hibben and Mr. Stowe have served on the Board for 19 years. During their long tenure, they have purchased only $302,401 worth of Shares (excluding Shares granted to them as compensation for services), while Mr. Gonzales has not purchased a single Share in his six years serving on the Board. Any additional Shares the Withhold Group owns were granted as part of a compensation package for serving on the Board. Through its proposed minority refreshment to the Board, Waterton is seeking to finally put an end to this toxic culture of entrenchment and lack of alignment with shareholder interests. It is time for the Shareholders of Hudbay to be put first.

The Withhold Group

Hudbay is the largest board that Alan Hibben has sat on and the remainder of his board appointments have been with small and micro-cap companies, and even his track record with those companies is terrible. It is not surprising he

[4] Source: Company filings.

destroyed so much value over a decade at Hudbay because his small company boardroom skills just are not transferable to a company the size of Hudbay.

Mr. Hibben: Abysmal Track-Record Leading Small-Cap and Micro-Cap Companies


X Mr. Hibben has served on the Hudbay Board for a decade. During his tenure, the TSR relative to Peers is -131%
X In addition to his poor track record at Hudbay, Mr. Hibben has a track record of destroying shareholder value as demonstrated by his abysmal TSRs at other companies on which he has served on the board
X Mr. Hibben spent his entire boardroom career serving on micro-cap and small-cap company boards and has not held a C-Suite role in a publicly traded company. He does not have the necessary leadership skills and strategic vision that is required to maximize value for all shareholders
Track-Record of Shareholder Value Destruction
X Mr. Hibben has a track-record of destroying shareholder value, as demonstrated by abysmal TSRs
X The Average TSR for the companies on which he has served on the board is -17%
Independent Board Role TSRs
Mr. Hibben Average : -17%
Extendicare 3%
Pinetree Capital -50%
DHX Media -53%
Discovery Air -81%
Peace Arch -92%
Home Capital 169%
The success of Home Capital was a result of a significant capital injection
Small-Cap and Micro-Cap Experience
X Mr. Hibben has spent his entire career serving on micro-cap and small-cap company boards. The average market cap is ~$263 million
X Hudbay is the largest company board that Mr. Hibben has served on in his entire career. Hudbay is ~7x larger than the average
Market Capitalization of Board Roles¹
$ Millions
Mr. Hibben Average: $263M
$1,932
$721
$502
$191
$140
$22
$1
Hudbay
Home Capital
Extendicare
DHX Media
Pinetree Capital
Discovery Air
Peace Arch

Source: FactSet, analyst reports, company filings as at April 5, 2019

1. *Market capitalization as at end of tenure or April 5, 2019*

Similarly, Mr. Stowe's principal boardroom experience has also come at small- and micro-cap companies and he too has terrible TSRs at those companies.

Mr. Stowe: Abysmal Track-Record Primarily Leading Micro-Cap Companies


X Mr. Stowe has served on the Hudbay Board for nine years. During his tenure, the TSR for the Company is -88%
X In addition to his poor track record at Hudbay, Mr. Stowe has a track record of destroying shareholder value as demonstrated by his abysmal TSRs on the majority of the companies on which he has served on the board
X Mr. Stowe has gained the majority of his boardroom experience having served on micro-cap mining company boards
Track-Record of Shareholder Value Destruction
X Mr. Stowe has a track-record of destroying shareholder value, as demonstrated by abysmal TSRs
X The Average TSR for the companies on which he has served on the board is -35%
Board Role TSRs
Northgate 109%
Mr. Stowe Average: -35%
Klondex -55%
Fire River -60%
ZEN Graphene -61%
Alamos -63%
Centenario -78%
Primarily Small-Cap and Micro-Cap Experience
X Mr. Stowe has spent the majority of his boardroom career serving on micro-cap company boards
Market Capitalization of Board Roles1
$ Millions
$1,932
$1,950
$806
Mr. Stowe Majority of Experience Micro-Cap
$67
$63
$40
$14
Hudbay
Alamos
Northgate
Klondex
Centenario
ZEN Graphene
Fire River

Source: FactSet, analyst reports, company filings as at April 5, 2019

1. *Market capitalization as at end of tenure or April 5, 2019*

Finally, Mr. Gonzales is distracted and conflicted. In addition to his numerous board appointments, Mr. Gonzales is the CEO of Sierra Metals, a base metals producer operating three mines in Peru and Mexico. As of December 31, 2018, Sierra Metals had limited liquidity and the company's share price has underperformed year-to-date. Mr. Gonzales does not have the bandwidth to provide Hudbay with a meaningful and engaged South American perspective. In addition, given that he is the CEO of another base metals producer which is larger than some of the companies that Hudbay includes in its Proxy Peers, Mr. Gonzales is subject to potential commercial conflicts requiring recusal, further limiting his utility on the Board. What value is Mr. Gonzales adding to the Board at this stage?

Mr. Gonzales: Distracted, Disengaged, Competing Business Interests and Poor ESG Track-Record



- X Mr. Gonzales has served on the Hudbay Board for six years. During his tenure, the relative TSR for the Company has been -75%
- X In addition to serving on the Board of Hudbay, Mr. Gonzales is the CEO of Sierra Metals, a base metals producer operating three mines in Peru and Mexico. Sierra Metals is currently undergoing a large expansion, has suffered from liquidity challenges and has significantly underperformed its Peers year-to-date
- X As CEO of Sierra Metals, Mr. Gonzales is subject to potential commercial conflicts, requiring recusal, further limiting his utility on the Board
- X During Mr. Gonzales' tenure at Barrick Gold, the company took a write-down of $5.1 billion from Pascua Lama. According to Mr. Gonzales' bio, he was "integral to the development of the Pascua-Lama project" in Southern America

Track-Record of Shareholder Value Destruction


Indexed Sierra Metals Performance Relative
to the Global X Copper Miners ETF Price
100
50
Jan-19
Feb-19
Mar-19
Apr-19
Sierra Metals Underperformed by 41% YTD

- X **Expansion:** Almost doubling production at all three operating mines in two countries
- X **Liquidity:** ~$20 million cash on balance sheet as of December 31, 2018
- X **Share Price Performance**: Year-to-date, Sierra Metals has underperformed the copper miners index by ~40%

Poor ESG Track-Record

- X Oversaw the development of Pascua-Lama while at Barrick Gold
- X As a result of serious **environmental violations** at Pascua-Lama, the Chilean environmental regulator imposed millions of dollars worth of fines and ordered Barrick to take "urgent measures" to prevent contamination around the mine site
- X Environmental violations and social opposition, particularly from the Diaguitas indigenous people, led to the Supreme Court of Chile suspending key permits
- X Mr. Gonzales' retirement from Barrick coincided with a $5.1 billion write down on Pascua Lama

Competing Business Interests?

- X Shareholders should be aware that **Mr. Gonzales is subject to potential commercial conflicts**, requiring recusal, further limiting his utility on the Board
  - X Mr. Gonzales is CEO of Sierra Metals, a publicly traded base metals company operating in South America
  - X Hudbay and Sierra Metals both operate mines in Peru

Source: Capital IQ, analyst reports, company filings as at April 5, 2019

The Refreshment Group VS. The Withhold Group: A Clear Upgrade Opportunity

An Upgrade In Leadership: Track Record

The choice is unequivocally clear – the Refreshment Group has created immense value for shareholders throughout their successful careers leading global public companies


Board and Executive Role TSRs
REFRESHMENT GROUP
Richard Nesbitt
487%
TSX Group
122%
CIBC
Peter Kukielski
93%
Nevsun
25%
South32
Daniel Muñiz
376%
Grupo México
86%
Southern Copper
WITHHOLD GROUP
Alan Hibben
169%
Home Capital
This success was as a result of a significant capital injection
3%
Extendicare
-50%
Pinetree Capital
-53%
DHX Media
-81%
Discovery Air
-92%
Peace Arch
Kenneth Stowe
109%
Northgate
-55%
Klondex Mines
-60%
Fire River
-61%
Zenyatta Ventures
-63%
Alamos
-78%
Centenario
Igor Gonzales
188%
Minera el Brocal
22%
Minera Corona
18%
Buenaventura
-33%
Barrick Gold
-34%
Sierra Metals

Source: Bloomberg, Company filings as of April 5, 2019

Richard Nesbitt	Alan R. Hibben
	


Board and C-Suite Role TSRs
487%
Mr. Nesbitt Average: 304%
122%
TSX Group
CIBC
169%
This success was as a result of a significant capital injection
Mr. Hibben Average: -17%
3%
-50%
-53%
-81%
-92%
Home Capital
Extendicare
Pinetree Capital
DHX Media
Discovery Air
Peace Arch
Market Capitalization of Board and C-Suite Roles¹
($ millions)
$38,367
Mr. Nesbitt Average: $20.7B
$3,051
CIBC
TSX Group
Mr. Hibben Average: $263M
$721
$502
$191
$140
$22
$1
Home Capital
Extendicare
DHX Media
Pinetree Capital
Discovery Air
Peace Arch
Leadership Impact¹
TSX Group and CIBC Market Capitalization Evolution
($ millions)
+613%
$428
$3,051
TSX Group 2002-2008
+48%
$25,969
$38,367
CIBC 2008-2014
Mr. Hibben has never held C-Suite role in a publicly traded company

"BLUE CHIP" VALUE CREATOR Mr. Nesbitt has a track record of **creating immense shareholder value**, as demonstrated by his 487% TSR as CEO and Board Member of the TSX Group and his 122% TSR as COO of CIBC and Chairman and CEO of CIBC World Markets	**VALUE DESTROYER** Mr. Hibben has **a track record of destroying shareholder value, as demonstrated by the abysmal TSRs** at the majority of companies on which he has served on the Board. It is shocking that someone can consistently destroy shareholder value to this degree
INSTITUTIONAL-GRADE EXPERIENCE • Mr. Nesbitt **has successfully led some of Canada's largest and most significant institutions including CIBC and the TSX Group** *Under Mr. Nesbitt's watch "CIBC World Markets is winning on one key measure – return on equity (ROE). That's the profit generated for each dollar invested in the business. So far this year, CIBC is running at an ROE of 43 per cent.* ***That's about double the average of the other four big banks****"* *Globe and Mail*	**MINOR LEAGUE BOARD EXPERIENCE** • Mr. Hibben has **spent his entire public company boardroom career serving on micro-cap and small-cap company boards.** Hudbay is the largest company board that Mr. Hibben has served on in his entire career, approximately more than seven times larger than the average board in Mr. Hibben's boardroom history
BUILDING MAJOR CANADIAN COMPANIES • **Richard Nesbitt has transformed major Canadian companies with his strong leadership skills and strategic vision** • While second in command at CIBC, Mr. Nesbitt **led the Company through a successful transition, resulting in a ~$12 billion increase in the banks market capitalization** • During Mr. Nesbitt's tenure at the TSX Group, the market capitalization of the Company **increased 613% from the date of its IPO** *"At TMX, he [Mr. Nesbitt] took the company's* ***strategy in much broader directions*** *than before. From an owner of stock exchanges, he* ***transformed it into a company that ran markets and clearinghouses for multiple asset classes beyond equities****"* *Globe and Mail*	**LACKING C-SUITE EXPERIENCE** • Mr. Hibben's has never held a **C-Suite role in a public company** • Given he has no experience leading public companies, it is clear why Mr. Hibben doesn't have the necessary leadership skills and strategic vision that is required to maximize value for Hudbay Shareholders

For questions or assistance, please contact Waterton's strategic shareholder advisor and proxy solicitation agent, Kingsdale, at 1-888-518-1563 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your Shares, please visit www.newhudbay.com

YOUR SUPPORT IS EXTREMELY IMPORTANT – VOTE ONLY YOUR BLUE FORM OF PROXY OR BLUE VIF TODAY

Peter Kukielski	Kenneth G. Stowe
	


Board Role TSRs
93%
Mr. Kukielski Average: 59%
25%
Nevsun
South32
109%
Mr. Stowe Average: -35%
Northgate
-55% Klondex Mines
-60% Fire River
-61% Zenyatta Ventures
-63% Alamos
-78% Centenario
Market Capitalization of Board and C-Suite Role¹
($ millions)
$20,772 ArcelorMittal
$19,663 Falconbridge
$9,914 South32
Mr. Kukielski Average: $10.8B
$2,243 Teck
$1,328 Nevsun
Mr. Stowe Average: $490M
$1,950 Alamos
$806 Northgate
$67 Klondex Mines
$63 Centenario
$40 Zenyatta Ventures
$14 Fire River
C-Suite Experience at Major Mining Companies
1997
2003
2006
2008
2013
2017
bhpbilliton
Teck
ArcelorMittal
Anemka
NEVSUN
Mr. Stowe has never held a C-Suite position in a major mining company

MAJOR MINING COMPANY EXECUTIVE CREATING VALUE FOR SHAREHOLDERS

Peter Kukielski has a **track record of creating immense shareholder value,** as demonstrated by **his 25% TSR as a Board member of South32 and his 93% TSR** at Nevsun, where he successfully served as the CEO and executive Board member

DESTROYS VALUE FOR SHAREHOLDERS

Kenneth G. Stowe has a **track record of destroying shareholder value,** as demonstrated by his abysmal TSRs at the companies where he has served on the Board. Mr. Stowe has overseen significant value destruction in the mining sector

MAJOR LEAGUE MINING EXECUTIVE

- Peter Kukielski has **served on the board of and held C-Suite positions with some of the largest mining companies globally**
- While serving on the board of South32, a ~$10 billion multi-national base metals company, Mr. Kukielski was involved in **formulating a strategic vision focused on growth and creating shareholder value**
- He has the **leadership skills and strategic vision** necessary to take Hudbay to the next level and create value for all Shareholders

MINOR LEAGUE BOARD EXPERIENCE

- Kenneth G. Stowe has gained the majority of his Board room experience having served on **small-cap and micro-cap mining company boards**
- As a result of his limited experience serving on the Board of or holding C-Suite positions at major mining companies, Mr. Stowe is **myopic in his approach and lacks the relevant, broad strategic vision needed** to formulate a coherent strategy for Hudbay

LEADERSHIP SKILLS AND STRATEGIC VISION

- Peter Kukielski has contributed significantly to the **growth and success of every mining company** where he has held a C-Suite position
- Mr. Kukielski has led major companies in the mining sector including ArcelorMittal, Teck and Falconbridge
- Within 24 months of being appointed CEO of ArcelorMittal's mining division, Mr. Kukielski **improved the year-over-year revenue by ~$2 billion and the EBITDA by ~$1 billion -** *ArcelorMittal 2011 Annual Report*
- Mr. Kukielski was awarded the Mines and Money London **CEO of the year in 2018,** having delivered **the highest return to investors relative to all base metals companies globally**
- **Mr. Kukielski's track record speaks for itself:** *"In 2011 EBITDA rose by 18.7% to $10.1 billion, with* ***much of the improvement driven by our Mining segment****...mining achieved an EBITDA of $3.1 billion on sales*

NO MAJOR MINING COMPANY C-SUITE EXPERIENCE

- Mr. Stowe has never held a **C-Suite role in a major mining company**
- Given he has no experience leading major mining companies, it is clear why Mr. Stowe doesn't have the necessary leadership skills and strategic vision that is required to maximize value for Hudbay Shareholders

of $6.3 billion. That compared with $2.3 billion on sales of $4.4 billion the previous year" *ArcelorMittal 2011 Annual Report*	

Daniel Muñiz Quintanilla	**Igor A. Gonzales**
	


Board Role TSRs
376%
Mr. Muñiz Average: 231%
86%
Grupo México
Southern Copper
188%
Mr. Gonzales Average: 32%
22%
18%
-33%
-34%
Minera el Brocal
Minera Corona
Buenaventura
Barrick Gold
Sierra Metals
Operational Record
($ billions)
+90%
$3.7
$7.1
+97%
$1.8
$3.6
+77%
$5.9
$10.5
+46%
$2.9
$4.2
Revenue Growth
EBITDA Growth
Revenue Growth
EBITDA Growth
Southern Copper
Grupo México
Year After Appointment
End of Tenure
($ billions)
Pascua Lama Capex Estimates
Q3 2013:
Barrick halts development. Mr. Gonzales retires in 2013 and Barrick writes down Pascua Lama by $5.1 billion
$1.2 $1.2 $1.2 $1.2 $1.5 $1.5 $1.5 $1.5 $1.5 $3.0 $3.0 $5.0 $8.0 $8.5
$1.4 $1.4 $1.4 $1.4 $1.4 $2.8 $2.8 $4.7 $7.5 $8.0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 Q2/12 Q3/12

MAJOR MINING COMPANY EXECUTIVE CREATING VALUE FOR SHAREHOLDERS Mr. Muñiz has a track record of **creating immense shareholder value**, as demonstrated by his 376% TSR at Grupo Mexico and his 86% TSR at Southern Copper	**WRITE-DOWNS RESULT AND VALUE DESTRUCTION** While serving as the COO of Barrick Gold, the Company recorded a **$5.1 billion** write-down on Pascua Lama, resulting in the share price declining under Mr. Gonzales tenure by 40%
FOCUSED EXPERIENCE IN SOUTH AMERICA • Mr. Muñiz **successfully led two of the largest South American copper companies for over a decade** • From 2008 to 2018, Mr. Muñiz served on the **Board of Southern Copper and Grupo Mexico** and served as the **Executive Vice President of Southern Copper** and as the **CFO of Grupo Mexico** • Mr. Muñiz was **critical in establishing a capital allocation and execution strategy** to increase production at Southern Copper and Grupo Mexico by 81% and 86% respectively and increase the market capitalization by $3.3 billion and $11.0 billion respectively • Mr. Muñiz believes he **can add significant value to Hudbay through his knowledge and expertise in South America and prudent approach to capital allocation**	**DISENGAGED, DISTRACTED AND CONFLICTED** • **Mr. Gonzales is extremely distracted and disengaged from Hudbay at a critical juncture:** (i) Sierra Metals is undergoing an expansion at all three of its core operating mines in 2019, (ii) Sierra Metals' silver operation is projected to operate at a loss in 2019, (iii) as of December 31, 2018, Sierra Metals had limited cash on its balance sheet, and (iv) Sierra Metals has significantly underperformed its peers year-to-date • As CEO of Sierra Metals, Mr. Gonzales is **subject to potential commercial conflicts**, requiring recusal, further limiting his utility on the Board
TRACK RECORD OF PROFITABILITY AND REVENUE GROWTH IN SOUTH AMERICA • Mr. Muñiz had a **significant impact on the profitability of Southern Copper and Grupo Mexico**, having led both companies over the past decade during a vast expansion • During his tenure at Southern Copper and Grupo Mexico, **revenue increased by 90% and 77%, respectively, and EBITDA increased by 97% and 46%**, respectively • Mr. Muñiz would be a great addition to the Hudbay Board, **bringing to bear his executive experience in South America, his focus on profitability and his knowledge and track-record of community engagement in Peru**	**TRACK RECORD OF ASSET VALUE DESTRUCTION IN SOUTH AMERICA** • According to Mr. Gonzales' bio from Barrick Gold, he was **"integral to the development of the Pascua-Lama project."** • After overseeing Barrick's South American projects from 1998 to 2013, Mr. Gonzales retired in Q2 2013, the same quarter in which Barrick took a **$5.1 billion write down** on Pascua-Lama • Pascua-Lama will go down in the mining sector as being one of the worst examples of **capital allocation, having capex estimates increase from $1.2 billion to ~$8.5 billion** • By Mr. Gonzales' own admission, he was an integral contributor to a project which ultimately led to **enormous value destruction for all shareholders**

For questions or assistance, please contact Waterton's strategic shareholder advisor and proxy solicitation agent, Kingsdale, at 1-888-518-1563 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com. To keep current with further developments and information about voting your Shares, please visit www.newhudbay.com

YOUR SUPPORT IS EXTREMELY IMPORTANT – VOTE ONLY YOUR BLUE FORM OF PROXY OR BLUE VIF TODAY

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

According to the Hudbay Circular, Shareholders will be asked at the Meeting to elect eleven (11) directors to hold office until the close of the Company's next meeting of Shareholders or until a successor has been elected or appointed in accordance with the Company's articles and by-laws, unless his or her office is earlier vacated. The eleven director nominees who receive the most "for" votes at the Meeting will comprise the renewed Board.

Hudbay is proposing to elect eleven directors to the Board, eight of whom are incumbent Management Nominees - Alan R. Hibben, Alan Hair, Carol T. Banducci, Igor A. Gonzales, Sarah B. Kavanagh, Carin S. Knickel, Colin Osborne and Kenneth G. Stowe, and one of whom is a new, independent director, Richard Howes.

In addition, Hudbay has nominated two Waterton Nominees, A.E. Michael Anglin and David Smith, for election to the Board. We welcome the Board's decision to include Mr. Anglin and Mr. Smith on management's director slate. In the Hudbay Circular, the Board has said that it believes that they would be good additions to the Board. We agree! We would, however, note that neither the Board nor management of Hudbay has ever spoken with either of them, despite ample opportunity to do so. Hudbay's governance practices continue to be alarming and appalling, all under the leadership of Chairman Hibben.

Waterton Nominee Profiles

Waterton is seeking the election of the five Waterton Nominees, A.E. Michael Anglin, Peter Kukielski, Richard Nesbitt, Daniel Muñiz Quintanilla and David Smith, to the Board at the Meeting. Accordingly, Waterton recommends that you vote using the **BLUE** form of proxy or **BLUE** VIF **FOR** each of the five Waterton Nominees.

The Waterton Nominees have the required skills, fresh perspectives, and expertise the Company's Board and management team sorely needs. The Waterton Nominees will bring a renewed focus on what is in the best interests of Shareholders to a Board that has remained largely static for the better part of the last decade and instigate change and achieve maximum value for Shareholders.

The following pages sets out, in respect of each Waterton Nominee, certain biographical information about the individual, including the individual's name, province or state and country of residence, age, the individual's present occupation and principal occupation over the previous five years, and the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such individual. The information concerning each of the Waterton Nominees below has been furnished by the respective Waterton Nominee.

A.E. Michael Anglin

Mr. Anglin has comprehensive open pit copper mining expertise and extensive experience with constructing and operating large-scale open pit copper mines in the Americas.

Mr. Anglin has over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations and, importantly, mine construction. He was most recently Chief Operating Officer of the Base Metals Group of BHP Billiton Ltd. based in Santiago, Chile, before retiring in 2008, responsible for operations, business development and HSEC (health, safety, environmental and compliance), technical support, governance and business improvement within BHP Billiton Ltd.'s Base Metals Business Group. He was also responsible for the majority of BHP Billiton Ltd.'s large-scale open pit copper mines in South America. As a result, Mr. Anglin has extensive experience in South American government and community relations.

Mr. Anglin is currently the Chair of the Board at SSR Mining Inc. and has served on the Corporate Governance & Nominating Committee, the Safety and Sustainability Committee and the Compensation Committee.

> *"Without good performance, you really don't have much. I will challenge our management team to set appropriate guidance and then, critically, deliver on that guidance. All the while, we need to keep our people safe and secure."*
>
> – A.E. Michael Anglin



- ☑ Operational Expertise
- ☑ Project Construction
- ☑ Peruvian/South American Expertise
- ☑ Corporate Governance

California, USA

Age: 63

Status: Independent

Principal Occupation for Past Five Years

Mr. Anglin is retired. Mr. Anglin is the Chair of the Board of SSR Mining Inc.

Current Public Board Memberships	Number of Shares Beneficially Owned or Controlled
SSR Mining Inc. (Chair)	Nil.

Peter Kukielski

Mr. Kukielski has proven experience defining, communicating and executing on a holistic business strategy across multiple mining projects and jurisdictions.

Mr. Kukielski has more than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies.

Most recently, Mr. Kukielski was Chief Executive Officer of Nevsun where, during his tenure, total shareholder return for Nevsun investors was 93%. Prior to that, Mr. Kukielski was Chief Executive Officer of Anemka Resources Ltd. from 2014 to 2017, a private company backed by Warburg Pincus formed to invest in global mining assets. From 2008 to 2013, he was the Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development projects, distributed within 12 countries. From 2006 to 2008 Mr. Kukielski was the Chief Operating Officer of Teck, responsible for the company's base metal and gold mines, major development projects and a refinery. From 2001 to 2006 he was with Falconbridge (originally Noranda) in senior roles, latterly including Chief Operating Officer, and overseeing 19 operations and 8 development projects in Canada, USA, Peru, Chile, Dominican Republic, Jamaica and Norway. In years prior he had various increasingly senior roles with other major mining companies, including with BHP Billiton, serving as Engineering and Commissioning Manager on the Antamina Project, a world-class greenfield development in Peru.

> *"Mining is a long-term industry. We're going to make decisions with a long-term perspective and with a focus on maximizing value for our stakeholders, keeping our people safe and being contributing members of our communities."*
>
> – Peter Kukielski



- ☑ Leadership
- ☑ Operational Expertise
- ☑ Shareholder Engagement
- ☑ Strategic Thinking

British Columbia, Canada

Age: 62

Status: Independent

Principal Occupation for Past Five Years

Mining Executive. Most recently, President and Chief Executive Officer, Nevsun. Prior thereto, Chief Executive Officer, Anemka Resources Ltd. and, prior thereto, Entrepreneur in Residence, Warburg Pincus, LLC.

Current Public Board Memberships	Number of Shares Beneficially Owned or Controlled
Nil.	25,000 Shares

Richard Nesbitt

Mr. Nesbitt is a strong, steadfast and tenacious "blue chip" leader who has decades of senior corporate experience and a clear vision to improve the Company's culture and implement a Company-wide focus on accountability and corporate governance.

Through his career, Mr. Nesbitt has led some of Canada's largest and most important financial institutions and has executed some of the country's leading corporate transactions. Most recently, Mr. Nesbitt was Chief Executive Officer and President of Global Risk Institute in Financial Services, a globally recognized research organization in the management of emerging risks, retiring in 2018. Prior to that, Mr. Nesbitt was Chief Operating Officer of CIBC until he retired from that position in September 2014. He joined CIBC in 2008 following his more than 20 years of experience in the securities industry which included roles as Chairman and Chief Executive Officer of CIBC World Markets, President and Chief Executive Officer of HSBC Securities (Canada) Inc. and Chief Executive Officer of the TSX Group (the predecessor to the TMX Group). As Chief Executive Officer of the TSX Group, Mr. Nesbitt helped facilitate a C$1.5 billion merger with the Montreal Exchange, the combined exchange now known as the TMX Group.

Mr. Nesbitt is also a Visiting Professor at the London School of Economics, an Adjunct Professor at the Rotman School of Management, University of Toronto and acts as chair of the Advisory Board of the Mind Brain Behaviour Hive at the University of Toronto.

Mr. Nesbitt, who serves on a variety of corporate and community boards, was recognized in 2014 by the organization Women in Capital Marks with its Visionary Award. He also received the Queen Elizabeth II Diamond Jubilee Medal for community service.

> *"Accountability is the backbone of any good business and our Board plans to set a culture of accountability at New Hudbay. In my experience, people who perform well actually prefer to be accountable – let's empower those people at our Company."*
>
> – Richard Nesbitt



- ☑ Corporate Governance
- ☑ Shareholder Engagement
- ☑ Corporate Strategy Implementation
- ☑ Stakeholder Relations

Ontario, Canada

Age: 63

Status: Independent

Principal Occupation for Past Five Years

Mr. Nesbitt is currently retired. Formerly, Chief Executive Officer and President, The Global Risk Institute in Financial Services and, prior thereto, Chief Operating Officer of Canadian Imperial Bank of Commerce.

Current Public Board Memberships	Number of Shares Beneficially Owned or Controlled
Nil.	Nil.

Daniel Muñiz Quintanilla

Mr. Muñiz is uniquely positioned to leverage his vast South American senior executive expertise from Southern Copper in stakeholder engagement, capital allocation and financing strategies.



Mr. Muñiz was formerly Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain. Until July 18, 2018, he was a member of the Board of Directors and Executive Vice President of Southern Copper, a subsidiary of Americas Mining, where he led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico. Mr. Muñiz previously acted as Executive President & Chief Executive Officer of Industrial Minera Mexico S.A. de C.V., the Underground Mining Division of Grupo Mexico. He also acted as Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than C$6 billion for the company through a variety of securities, including bonds, structured bonds and project finance.

> *"I have overseen some of the largest mines in Peru at which we successfully dealt with very complicated stakeholder matters. The stakeholder issues at Constancia are complicated, but not novel. By leveraging my experience, I can provide our management team with some meaningful thought leadership on these matters."*
>
> – Daniel Muñiz Quintanilla

- ☑ Stakeholder Engagement
- ☑ Peruvian/South American Expertise
- ☑ Capital Allocation Strategy
- ☑ Financing Strategy

Mexico City, Mexico

Age: 45

Status: Independent

Principal Occupation for Past Five Years
Businessman. Formerly, Managing Director & Executive Vice President, Americas Mining, Managing Director (CEO) & Executive President, Industrial Minera Mexico S.A. de C.V. Prior thereto, Chief Financial Officer, Grupo Mexico.

Current Public Board Memberships	Number of Shares Beneficially Owned or Controlled
Nil.	Nil.

David Smith

Mr. Smith has extensive boardroom experience overseeing capital allocation and financing strategies, with a long history of corporate governance and cross-functional Board committee memberships.

He was most recently Executive Vice President and Chief Financial Officer of Finning International Inc., a major equipment supplier to the mining industry with significant operations in Canada and South America. Prior to that, he spent 16 years in various senior executive roles at Placer Dome Inc. with extensive experience in North and South America, where he was involved in the acquisition, development, financing and operations of base/precious metal mines.

Mr. Smith is currently on the board of directors of Pretium Resources Inc., where he serves as Chair of the Audit Committee and a member of the Compensation Committee. He was previously Corporate Director at Nevsun, where he was Chair of the Audit Committee and a member of the Corporate Governance Committee and oversaw the strategic review leading to the C$1.8 billion takeover offer from Zijin Mining Inc. He also served as a corporate director at each of Dominion Diamond Corporation and Paramount Gold Nevada Corp.

> *"For any project, having an effective financing and partnering strategy is key. Given the recent strategic processes that Peter has led in the sector, I am confident he has the know-how and, importantly, the network to devise an actionable financing strategy for Rosemont. I will bring my vast experience on these issues to the Boardroom as well to ensure that we are asking all of the right questions."*
>
> – David Smith



- ☑ Corporate Governance
- ☑ Corporate Strategy Implementation
- ☑ Capital Allocation Strategy
- ☑ Financing Strategy

British Columbia, Canada

Age: 60

Status: Independent

Principal Occupation for Past Five Years

Corporate Director. Prior thereto, Chief Financial Officer and Executive Vice President of Finning International Inc.

Current Public Board Memberships	Number of Shares Beneficially Owned or Controlled
Pretium Resources Inc.	Nil.

Independence

If elected, Waterton expects that all of the Waterton Nominees will be "independent" of Hudbay within the meaning of National Instrument 58-101 - *Disclosure of Corporate Governance Practices*. None of the Waterton Nominees is an affiliate or associate of Waterton, or has been or is currently a director of the Company, nor has any of the Waterton Nominees held any other position or office with the Company or any of its affiliates.

If elected, the Waterton Nominees will be required to discharge their duties as directors of the Company consistent with all applicable legal requirements, including fiduciary obligations imposed on all corporate directors.

Other Information about the Waterton Nominees

To the knowledge of Waterton, none of the Waterton Nominees, or any of their associates or affiliates, is or has been indebted, at any time since the beginning of the last completed financial year of Hudbay, to Hudbay or any of its subsidiaries or has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by Hudbay or any of its subsidiaries.

Except as disclosed below, to the knowledge of Waterton, none of the Waterton Nominees is, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days (an "**order**");

(b) was subject to an order that was issued after the proposed director ceased to be a director or executive officer and which resulted from an event that occurred while that person was acting in the capacity as director or executive officer; or

(c) or within a year of ceasing to act in the capacity of a director or executive officer, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Anglin was a director of EmberClear Corp. until September 8, 2014. EmberClear Corp. was the subject of cease trade orders issued by each of the Alberta Securities Commission, British Columbia Securities Commission and Ontario Securities Commission on October 30, 2014, November 5, 2014 and November 17, 2014, respectively. The cease trade orders were issued due to EmberClear Corp.'s failure to file annual audited financial statements for the year ended June 30, 2014 and the related management's discussion and analysis filing. The cease trade orders against EmberClear Corp. were revoked in January 2015. Mr. Anglin also serves as Chairman of Laguna Gold Limited, a private Australian company that was put into receivership on December 18, 2018.

To the knowledge of Waterton, none of the Waterton Nominees is, as of the date of this Circular, or has been within 10 years before the date of this Circular, bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the knowledge of Waterton, none of the Waterton Nominees has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation, or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of Waterton, there are no arrangements or understandings between any of the Waterton Nominees or any other person pursuant to which the Waterton Nominees are to be elected.

Waterton's Recommendations in respect of the Management Nominees

Waterton further recommends that Shareholders vote using the **BLUE** form of proxy or **BLUE** VIF **WITHHOLD** in respect of each of longest tenured, entrenched and distracted Management Nominees comprising the Withhold Group, being Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales.

Waterton makes no recommendations in respect of any of the other Management Nominees, being Alan Hair, Carol T. Banducci, Igor Sarah B. Kavanagh, Carin S. Knickel, Colin Osborne or Richard Howes.

Appointment of Auditor

In the Hudbay Circular, the Board has proposed Deloitte LLP to be re-appointed as auditors of Hudbay until the close of its next annual meeting of Shareholders and the authorization of the Board, upon the recommendation of the Board's audit committee, to fix the remuneration of the auditor.

Waterton recommends that Shareholders vote, and, unless otherwise instructed, the persons named as proxyholder in the **BLUE** form of proxy or **BLUE** VIF intend to cast the votes represented by such **BLUE** form of proxy or **BLUE** VIF, **FOR** the appointment of Deloitte LLP as Hudbay's auditor and the authorization of the Board, upon the recommendation of the Board's audit committee, to fix the auditor's remuneration.

Ratification of the Advance Notice By-Law

In the Hudbay Circular, the Board has asked Shareholders to adopt the Advance Notice By-Law. The full text of the ordinary resolution adopting the Advance Notice By-law is set forth in Schedule "A" to the Hudbay Circular and the full text of the Advance Notice By-Law is set forth in Schedule "B" to the Hudbay Circular.

The adoption of an advance notice by-law is not inherently objectionable and indeed requiring advance notice of director nominations is generally considered to be a good governance practice. However, the Board's decision to unilaterally adopt the Advance Notice By-Law, nearly five weeks after Waterton's public announcement on January 16, 2019 of the identities of the Waterton Nominees and subsequent to the mailing and public filing by Waterton of its initial information circular dated February 14, 2019 in respect of such nominees, clearly was a tactical measure in direct response to Waterton's public announcements of its intentions to nominate directors for election at the Meeting (see "Background to this Solicitation", above).

Given the circumstance in which the Advance Notice By-Law was adopted, Waterton makes no recommendation, and unless otherwise instructed, the persons named as proxyholder in the **BLUE** form of proxy or **BLUE** VIF intend to not cast any votes represented by such **BLUE** form of proxy or **BLUE** VIF, in respect of the resolution to adopt the Advance Notice By-law.

Say on Pay Advisory Resolution

In the Hudbay Circular, the Board is seeking approval of an advisory resolution accepting the Company's approach to executive compensation. The full text of the advisory say on pay advisory resolution is set forth in the Hudbay Circular under the heading "Matters to be Acted upon at the Meeting – Say on Pay Advisory Vote". The Company has disclosed that, as an advisory vote, the resolution will not be binding on the Board.

Waterton is critical of the Company's executive compensation practices, which are not sufficiently tied to shareholder returns. For instance, the Board questionably rewarded management for poor execution and missing goals as outlined in its Corporate Scorecard, which serves as the basis for the CEO's short and long-term incentive compensation. In 2016, Hudbay's TSR and NAVPS growth were negative, but management received a 114/100 score, which was then arbitrarily revised to 140/100 at the "Board's discretion" despite glaring shortcomings and missteps. In 2017, management once again did not deliver on its key objectives, but received a 104/100 score nonetheless. In 2018, management still scored a 93.5/100 while failing to achieve NAVPS growth objectives once again.

Waterton recommends that Shareholders vote, and, unless otherwise instructed, the persons named as proxyholder in the **BLUE** form of proxy or **BLUE** VIF intend to cast the votes represented by such **BLUE** form of proxy or **BLUE** VIF, **AGAINST** the advisory resolution approving Hudbay's approach to executive compensation.

Other Business

As at the date hereof, Waterton know of no amendments, variations or other matters to be presented for action at the Meeting. If, however, any amendments, variations or other matters properly come before the Meeting, the persons named as proxyholder in the **BLUE** form of proxy or **BLUE** VIF will vote on such matters in accordance with his or her best judgment on the matter.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished by or on behalf of Waterton in connection with the solicitation of proxies for use at the Meeting. This solicitation is not made by or on behalf of management of the Company.

Your proxy is being solicited by mail, telephone, facsimile, email or other electronic means, as well as by newspaper or other media advertising and in person by managing members, directors, officers and employees of Waterton, or any associates or affiliates of the foregoing, or any of the Waterton Nominees or their respective associates or affiliates. For example, Waterton representatives and/or one or more of the Waterton Nominees may attend in-person meetings with institutional Shareholders and other Shareholders. Any managers, directors, officers and employees of Waterton and their affiliates who solicit on behalf of Waterton will do so for no additional compensation, and none of the Waterton Nominees will receive any special compensation in connection with the solicitation. In addition, Waterton may solicit in reliance upon the public broadcast exemption to the solicitation requirements under applicable Canadian corporate and securities laws, conveyed by way of public broadcast, including press release, speech or publication and any other manner permitted under applicable Canadian corporate and securities laws.

Waterton has entered into an agreement with Kingsdale pursuant to which Kingsdale has agreed to act as Waterton's strategic shareholder advisor and proxy solicitation agent. Pursuant to this agreement, Kingsdale will receive a fee of C$75,000, plus disbursements. In addition, Kingsdale may be entitled to a success fee on the successful completion of Waterton's solicitation, as determined by Waterton in consultation with Kingsdale. All costs incurred by Kingsdale for the solicitation will be borne by Waterton.

The costs incurred in respect of Waterton's solicitation, including the preparation and mailing of this Circular, the **BLUE** form of proxy and other proxy materials, will be borne directly and indirectly by Waterton, provided that, subject to applicable law, Waterton may seek reimbursement from Hudbay of Waterton's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

In addition to the foregoing, Waterton may engage the services of one or more agents and authorize other persons to assist in this solicitation, including the solicitation of proxies should Waterton commence such a formal solicitation, on behalf of Waterton.

No person is authorized to give information or to make any representations other than those contained in this Circular, and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Who may Vote

You are entitled to vote at the Meeting if you were a holder of Shares as of the close of business on the Record Date. Each Share is entitled to one vote. No group of Shareholders has the right to elect a specified number of directors. There are no cumulative or similar voting rights attached to the Common Shares.

How to Vote

How you vote depends on whether you are a registered Shareholder or a non-registered Shareholder. In either case, if you have any questions and/or need assistance completing your **BLUE** form of proxy and/or **BLUE** VIF, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale, at:

KINGSDALE Advisors

North American Toll Free: 1-888-518-1563
Email: contactus@kingsdaleadvisors.com
Outside North America Call Collect: 1-416-867-2272

Registered Shareholders

You are a Registered Shareholder if your Shares are registered in your own name at TSX Trust Company, the transfer agent for the Company. As a registered Shareholder, you may attend the Meeting and vote in person. If you are a registered Shareholder and will not be attending the Meeting, or if your Common Shares are registered in the name of a corporation, your Common Shares may still be counted by authorizing another individual, called a proxyholder, to attend the Meeting and vote your Common Shares. You should use the **BLUE** form of proxy provided with this Circular.

- **To vote in person**: You do not need to complete and return the enclosed **BLUE** form of proxy. All you need to do is to come to the Meeting with your **BLUE** form of proxy. Before the official start of the Meeting at 10:00 a.m. (Eastern time) on May 7, 2019, register with the representative(s) from TSX Trust Company, the Company's transfer agent, who will be located at a welcome table just outside the meeting room.

- **To vote by email**: Complete, sign and date your **BLUE** form of proxy. Scan both sides of the **BLUE** form of proxy and return it by email to: contactus@kingsdaleadvisors.com.

- **To vote by fax**: Complete, sign and date your **BLUE** form of proxy and return it by fax to Kingsdale Advisors at 1-866-545-5580 (toll-free within Canada and the United States) or 1-416-867-2271 (outside Canada and the United States).

- **To vote by mail or delivery**: Properly complete, sign and date the **BLUE** form of proxy and return it in the postage prepaid envelope provided to Kingsdale Advisors, The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2.

Non-Registered (Beneficial) Holders of Shares

Only registered holders of Shares, or the persons they appoint as their proxyholders, will be entitled to vote at the Meeting. However, in many cases, Shares beneficially owned by a Non-Registered Holder are registered in the name of either:

(a) an Intermediary that the Non-Registered Holder deals with in respect of Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) a depository (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited, in Canada or Cede & Co., as nominee for The Depository Trust Company, in the United States).

Waterton will make copies of this Circular and the **BLUE** form of proxy and/or **BLUE** VIF available to the Intermediaries or their designates for onward distribution to Non-Registered Holders in connection with the Meeting. Intermediaries will be required to forward copies of this Circular and the **BLUE** form of proxy and/or **BLUE** VIF provided to them to their Non-Registered Holder clients. If you are a Non-Registered Holder and receive this Circular and the **BLUE** form of proxy and/or **BLUE** VIF from your Intermediary, please complete, sign and return the **BLUE** form of proxy and/or **BLUE** VIF in accordance with the directions provided by your Intermediary and set out in such form.

Without specific instructions, Intermediaries will be prohibited from voting Shares for their clients. Therefore, Non-Registered Holders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person by the appropriate time. Specifically, a Non-Registered Holder must return any forms of proxy or VIFs to the applicable Intermediary sufficiently in advance of the Meeting to have his, her or its Shares voted. Each Intermediary and/or its service company has its own procedures, which should be carefully followed by Non-Registered Holders to ensure that such holder's Shares are voted by the applicable Intermediary on their behalf at the Meeting. These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile. The applicable instructions for each such method of voting will be set out in the form of proxy or VIF provided to a Non-Registered Holder directly by or on behalf of his, her or its Intermediary.

If you are a Non-Registered Holder, you have the right to attend and vote your Shares directly at the Meeting. If you exercise this right (or have a person other than those individuals named in the form of proxy and/or VIF attend and vote on your behalf), you should insert your name (or the name of the person whom you wish to designate to attend and vote on your behalf) in the blank space provided in such form of proxy or, where a VIF is provided, follow the corresponding instructions on such VIF. In either case, you should carefully and promptly follow the instructions of your Intermediary and/or its service company.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Holders in Canada and the United States to Broadridge. Broadridge typically mails VIFs to Non-Registered Holders and asks Non-Registered Holders to return such VIFs directly to Broadridge. Broadridge then tabulates the results of all voting instructions it receives and provides appropriate instructions for such Non-Registered Holders' Shares to be represented and voted at the Meeting. As any Non-Registered Holder receiving a VIF from Broadridge must return it to Broadridge well in advance of the Meeting in order to have his, her or its Shares voted, the voting instructions on such VIF should be carefully followed. If a Non-Registered Holder has any questions about how to properly complete and submit a VIF received from Broadridge, he, she or it should contact Broadridge or the applicable Intermediary. Further, a Non-Registered Holder receiving a VIF from Broadridge cannot use that form to vote Shares in person at the Meeting. If you are a Non-Registered Holder and wish to vote your Shares in person at the Meeting, you should contact your Intermediary and follow their instructions for completion and return of the form of proxy or VIF provided to you directly by them, once received.

If you are a Non-Registered Holder and you receive and a VIF from Broadridge, you may vote in person, by Internet, by fax, by telephone or by mail or delivery as follows:

If you hold your Shares through a Canadian Intermediary:

- **To vote by internet**: Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

- **To vote by phone**: To vote by phone you should call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify.

- **To vote by fax:** Complete, sign and date your **BLUE** VIF and return it by fax to 905-507-7793 or 514-281-8911.

- **To vote by mail or delivery**: Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope.

If you hold your Shares through a U.S. Intermediary:

- **To vote by internet**: Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

- **To vote by phone**: To vote by phone you should call 1-800-454-8683 then follow the voting instructions on your **BLUE** VIF. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

- **To vote by fax:** Complete, sign and date your **BLUE** VIF and return it by fax to the fax number(s) listed on your **BLUE** VIF.

- **To vote by mail or delivery**: Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

A Non-Registered Holder will be entitled to revoke a form of proxy or VIF given to an Intermediary at any time by written notice to the Intermediary in accordance with the instructions given to the Non-Registered Holder by its Intermediary. It should be noted that revocation of forms of proxy or VIFs by a Non-Registered Holder can take several days or even longer to complete and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or VIF to ensure it is given effect in respect of the Meeting.

Waterton is delivering this Circular and the **BLUE** form of proxy and/or **BLUE** VIF directly to certain Non-Registered Holders with the assistance of Broadridge and applicable Intermediaries. If you are a non-objecting Non-Registered Holder, and Waterton or its agent sends this Circular and **BLUE** form of proxy and/or **BLUE** VIF directly to you, your name and address and information about your holdings of securities will have been obtained in accordance with applicable securities regulatory requirements from the Company or from the Intermediary holding the Shares on your behalf. Waterton is paying for the costs of Intermediaries to deliver proxy materials to certain objecting Non-Registered Holders.

Waterton is not using, and Waterton does not intend to use, the notice-and-access provisions of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* to send this Circular and the **BLUE** form of proxy or **BLUE** VIF or other proxy materials to registered holders of Shares or Non-Registered Holders.

Deadline to Vote

The **BLUE** form of proxy to be used at the Meeting must be received by Kingsdale not later than 5:00 pm (Eastern time) on May 2, 2019. Accordingly, to allow sufficient time for your **BLUE** form of proxy to be delivered for use at the Meeting, Shareholders are urged to complete, sign, date and return (at one of the fax numbers, email address or mailing address set out above) your **BLUE** form of proxy as soon as possible. If the Meeting is postponed or adjourned, your **BLUE** form of proxy must be received by Kingsdale not later than 5:00 pm (Eastern time) on the third day (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) preceding the date to which the Meeting has been adjourned or postponed.

Appointment of Proxies

The persons named in the **BLUE** form of proxy and/or **BLUE** VIF you received are Richard J. Wells, or failing him, Kanwaljit Toor, or failing him, Cheryl Brandon, or failing her, Laura Fernandez. **A Shareholder will have the right to appoint a person or company (who need not be a Shareholder) other than the persons designated in the BLUE form of proxy and/or BLUE VIF provided to the Shareholder to represent and act on behalf of the Shareholder at the Meeting.**

If you are a registered holder of Shares, you will be able to exercise this right by inserting the name of the person you wish to appoint as your representative in the blank space provided in the BLUE form of proxy or by submitting another appropriate form of proxy.

If you beneficially own your Shares but are not the Registered Shareholder, see the section entitled "General Proxy Information – Non-Registered (Beneficial) Holders of Shares", above, for important information about how to appoint a representative of Waterton, or another person, as proxyholder for your Shares.

Corporate Shareholders

Any Shareholder that is a corporation may by resolution of its directors or other governing body authorize such person as it thinks fit to exercise in respect of and at the Meeting the same powers on behalf of the corporation as that corporation could exercise if it were an individual Shareholder personally present, including the right (unless restricted by such resolution) to appoint a proxyholder to represent such corporation. Evidence in writing of the appointment of any such representative should accompany a corporate Shareholder's completed BLUE form of proxy and/or BLUE VIF.

Revocation of Proxies

You will be able to revoke any proxy or voting instructions you give to Hudbay's management in respect of the Meeting pursuant to the Company's solicitation of proxies by completing and delivering the BLUE form of proxy and/or BLUE VIF provided by or on behalf of Waterton along with this Circular. **A later-dated BLUE form of proxy or BLUE VIF revokes any and all prior proxies and/or voting instructions given by you in connection with the Meeting.**

If you are the registered holder of Shares, you may also revoke any form of proxy you give in respect of the Meeting at any time prior to its use:

(a) by completing and signing a valid form of proxy bearing a later date and returning it in accordance with the instructions contained in such form of proxy to be provided by Waterton;

(b) by depositing an instrument in writing executed by you or by your attorney authorized in writing, as the case may be: (i) at the registered office of the Company at any time up to and including the last business day preceding the day the Meeting or any adjournment or postponement of the Meeting is to be held; or (ii) with the Chair of the Meeting prior to its commencement on the day of the Meeting or, if the Meeting is adjourned or postponed, the day on which the adjourned or postponed Meeting is reconvened; or

(c) in any other manner permitted by law.

If you are the beneficial owner, but not the registered holder, of your Shares, see the section entitled "General Proxy Information - Non-Registered (Beneficial) Holders of Shares", above, for instructions on how to revoke any proxies and/or voting instructions you give in connection with the Meeting.

Shareholders who wish to revoke any proxies and/or voting instructions previously given in connection with the Meeting should call Kingsdale, at 1-888-518-1563 toll-free in North America, or 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com for assistance in ensuring that the forms of proxy and/or VIFs previously given are properly revoked.

Voting of Shares Represented by the BLUE Form of Proxy and/or BLUE VIF

The Waterton representatives designated in the BLUE form of proxy and/or BLUE VIF will vote your Shares represented by BLUE form of proxy and/or BLUE VIF in accordance with your instructions on any resolution or ballot that may be called at the Meeting.

If you specify a choice with respect to voting in the **BLUE** form of proxy and/or **BLUE** VIF, the Shares to which such form of proxy or VIF pertains will be voted accordingly. If you do not specify a choice in such form of proxy or VIF or in an otherwise valid proxy, Waterton currently intends to vote the Shares to which such **BLUE** form of proxy or **BLUE** VIF or in such otherwise valid form of proxy pertains: (1) in respect of the election of directors, **FOR** the election of the five Waterton Nominees to the Board and **WITHHOLD** from the following three Management Nominees: Alan R. Hibben, Kenneth G. Stowe and Igor A. Gonzales; (2) **FOR** the appointment of Deloitte LLP as Hudbay's auditor and to fix the auditor's remuneration; (3) refrain from voting in respect of the adoption of the Advance Notice By-Law; and (4) **AGAINST** the advisory resolution approving Hudbay's approach to executive compensation.

The **BLUE** form of proxy and/or **BLUE** VIF provided by Waterton will, if validly completed and returned, confer discretionary authority upon the persons named therein to vote in the judgment of those persons in respect of amendments or variations, if any, to matters identified in the Hudbay Circular and other matters, if any, which may properly come before the Meeting. As of the date of this Circular, Waterton knows of no other matters to come before the Meeting.

OUTSTANDING SHARES AND PRINCIPAL HOLDERS

Shareholders Entitled to Vote

Shareholders owning Shares as of the close of business on March 29, 2019, the Record Date, are entitled to vote at the Meeting. Each Share is entitled to one vote on those items of business identified in the Hudbay Circular that the Company has sent to Shareholders.

According to the Hudbay Circular, an aggregate of 261,272,151 Shares were issued and outstanding as of the Record Date. that

Principal Holders

As of the date of this Circular, to the knowledge of Waterton, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Shares	% of Outstanding Shares(1)
Letko, Brosseau & Associates Inc.(2)	36,116,358	13.82
Waterton(3)	31,583,117	12.09
GMT Capital Corp.(4)	30,766,420	11.78

Notes:
(1) On the basis of 261,272,151 Shares outstanding as of March 29, 2019, as disclosed in the Hudbay Circular.
(2) As of December 31, 2018, according to Letko, Brosseau & Associates Inc.'s Schedule 13G dated February 4, 2019 filed on EDGAR.
(3) 15,791,554 Shares are beneficially held by Waterton Mining Parallel Fund Offshore Master, LP and 15,791,563 Shares are beneficially held by Waterton Precious Metals Fund II Cayman, LP.
(4) According to GMT Capital Corp.'s Schedule 13G dated March 27, 2019 filed on EDGAR.

In addition, as of the date of this Circular, to the knowledge of Waterton, the Waterton Nominees and their associates (other than Waterton) own an aggregate of 25,000 Shares, representing less than 0.01% of the total Shares issued and outstanding (on the basis of total Shares outstanding as of the Record Date, as disclosed in the Hudbay Circular).

Except as set out above, information regarding the beneficial ownership, control or direction over Shares held by principal holders other than Waterton is not within the knowledge of Waterton. For further details about principal holders of the Shares, please refer to Hudbay Circular.

EXECUTIVE COMPENSATION, INDEBTEDNESS, MANAGEMENT CONTRACTS AND EQUITY

COMPENSATION PLANS

Information regarding the compensation of executives and directors of the Company (including the information prescribed by Form 51-102F6 – *Statement of Executive Compensation*), the indebtedness of the Company's directors and officers or their respective associates to the Company or any of the Company' subsidiaries, management contracts that may be in place at the Company and securities authorized for issuance under the Company's equity compensation plans is not within the knowledge of Waterton. For this information, please refer to the Hudbay Circular and other continuous disclosure filed by the Company on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

INTEREST IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON AT THE MEETING

Except as otherwise disclosed in this Circular, to the knowledge of Waterton, neither Waterton nor any of its managing members, directors or officers, or any associates or affiliates of the foregoing, or any of the Waterton Nominees or their respective associates or affiliates, has:

- any material interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed financial year or in any proposed transaction (other than the proposed changes and transactions contemplated in this Circular) that has materially affected or will materially affect the Company or any of its subsidiaries; or

- any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted on at the Meeting, other than the election of directors.

Except as disclosed herein, information concerning any material interests, direct or indirect, of any incumbent director or executive officer of the Company, any other "informed person" (as such term is defined in National Instrument 51-102 – *Continuous Disclosure Obligations*), any person (other than Waterton) who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying 10% or more of the voting rights attached to any class of outstanding voting securities of the Company or any associate or affiliate of any of the foregoing, in any transaction since the beginning of the Company's most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, or in any matter to be acted upon at the Meeting, is not within the knowledge of Waterton. For this information, please refer to the Hudbay Circular, once it is made available to Shareholders.

INFORMATION CONTAINED IN THIS CIRCULAR

Certain information concerning the Company contained in this Circular has been taken from or is based upon publicly available documents or records on file with Canadian and United States securities regulatory authorities and other public sources. Although Waterton has no knowledge that would indicate that any statements contained in this Circular that are taken from or based upon those documents and records or other public sources are untrue or incomplete, Waterton does not assume and expressly disclaims any responsibility for the accuracy or completeness of the information taken from or based upon those documents, records and other public sources, or for any failure by the Company to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information, but that are unknown to Waterton.

ADDITIONAL INFORMATION REGARDING HUDBAY

Additional information relating to the Company can be found in the Company's annual information form dated March 29, 2019 and the Hudbay Circular. Financial information about the Company is provided in its comparative financial statements for the Company's financial year ended December 31, 2019, and the related management's discussion and

analysis filings. The foregoing information can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov. Copies of the Company's financial statements and related management's discussion and analysis filings may be obtained by any person by contacting the Company at its head office, at 25 York Street, Suite 800, Toronto, ON M5J 2V5, Attention: Corporate Secretary. According to the Hudbay Circular, the Company's auditor is Deloitte LLP.

CERTIFICATE

The contents and the sending of this Circular have been approved by Waterton.

April 15, 2019

On Behalf Of:

WATERTON GLOBAL RESOURCE MANAGEMENT, INC.

WATERTON MINING PARALLEL FUND OFFSHORE MASTER, LP, by its general partner **WATERTON MINING PARALLEL FUND OFFSHORE GP CORP.**

WATERTON PRECIOUS METALS FUND II CAYMAN, LP, by its general partner **WATERTON GLOBAL RESOURCE MANAGEMENT, LP**, by its general partner **WATERTON GLOBAL RESOURCE MANAGEMENT CAYMAN CORP.**

By: *(Signed) Richard Wells*

Name: Richard Wells
Title: Chief Financial Officer

HOW TO VOTE FOR REAL AND MEANINGFUL CHANGE

VOTE ONLY YOUR BLUE PROXY OR BLUE VIF TODAY

TO COUNT AT THE MEETING, YOUR **BLUE** FORM OF PROXY MUST BE SUBMITTED IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED PRIOR TO 5:00 PM. (EASTERN TIME) ON

MAY 2, 2019.

REGISTERED SHAREHOLDERS

(YOU HOLD A SHARE CERTIFICATE OR A DRS STATEMENT REGISTERED IN YOUR NAME)

VOTING BY EMAIL

Complete, sign and date your **BLUE** form of proxy. Scan both sides of the proxy and return it by email to contactus@kingsdaleadvisors.com.

VOTING BY FAX

Complete, sign and date your **BLUE** form of proxy and return it by fax to Kingsdale Advisors at 1.866.545.5580 toll-free (within Canada and the United States) or 1.416.867.2271 (Outside Canada and the United States).

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **BLUE** form of proxy and return it to:

Kingsdale Advisors
The Exchange Tower
130 King Street West, Suite 2950
P.O. Box 36, Toronto, Ontario
M5X 1E2

CANADIAN NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.474.7493 (English) or 1.800.474.7501 (French). You will require a 16-digit Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign and date your **BLUE** VIF and return it by fax to 905.507.7793 or 514.281.8911.

VOTING BY MAIL OR DELIVERY

Complete, sign and date your **BLUE** VIF and return it in the postage prepaid envelope.

UNITED STATES NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

(YOU HOLD SHARES THROUGH A U.S. BANK, BROKER OR OTHER INTERMEDIARY)

VOTING BY INTERNET

Go to www.proxyvote.com and follow the voting instructions on the screen. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY PHONE

To vote by phone should call 1.800.454.8683 then follow the voting instructions on your **BLUE** VIF. You will require a Control Number (located on the front of your **BLUE** VIF) to identify yourself.

VOTING BY FAX

Complete, sign, and date your **BLUE** VIF and return it by fax to the fax number(s) listed on your **BLUE** VIF.

VOTING BY MAIL OR DELIVERY

Complete, sign, and date your **BLUE** VIF and return it in the postage prepaid envelope provided to the address set out on the envelope.

If you experience any problems or require assistance voting your BLUE form of proxy or BLUE VIF, contact Kingsdale at 1-888-518-1563 toll-free in North America, or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com, and they will be able to assist you to ensure your vote is counted at the Meeting.

QUESTIONS? NEED HELP VOTING?

CONTACT US:

North American Toll Free Phone:

1.888.518.1563

E-mail: contactus@kingsdaleadvisors.com

Fax: 416-867-2271

Toll Free Fax: 1-866-545-5580

Outside North America, Banks and Brokers

Call Collect: 416-867-2272

KINGSDALE Advisors